April 17, 2007

From: **MMX Mineração e Metálicos S.A. — Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

File No. 082-35042

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") afforded by Rule 12g3-2(b) thereunder, MMX Mineração e Metálicos S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil, hereby submits the following documents:

1. *Material Fact Notice filed with Brazilian SEC on March 27, 2007 (in Portuguese)*
2. *Material Fact Notice released on March 27, 2007 (English version)*
3. *Minutes of the Board of Directors' Meeting held on March 29, 2007, filed with Brazilian SEC on April 2, 2007 (in Portuguese)*
4. *Minutes of the Board of Directors' Meeting held on March 29, 2007 (English version)*
5. *Annual Financial Statements for year-ended 2006, filed with Brazilian SEC on March 30, 2007 (in Portuguese)*
6. *Annual Financial Statements for year-ended 2006 (English version)*
7. *Announcement to the Market filed with Brazilian SEC on April 11, 2007 (in Portuguese)*
8. *Announcement to the Market released on April 11, 2007 (English version)*

dlw 4/24

9. *Ordinary Shareholder's Meeting's Call, filed with Brazilian SEC on April 11, 2007 (in Portuguese)*

10. *Ordinary Shareholder's Meeting's Call (English version)*

11. *Letter filed with Brazilian SEC on April 16,2007 and sent to Brazilian Stock Exchange (BOVESPA) (in Portuguese) – informs that MMX did not have net income in the year-ended 2006 and therefore did not distribute dividends or interest on shareholder's equity to its shareholders*

12. *Consolidated Share Ownership Forms filed with Brazilian SEC on January 9,2007, February 8, 2007, March 9, 2007, and April 10, 2007 (in Portuguese)*

13. *Consolidated Share Ownership Forms for the months of December, 2006, January, 2007, February, 2007, and March, 2007 (English version)*

The information contained in this letter is being furnished pursuant to Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the registration or continuing reporting obligations of the Exchange Act.

If you have any questions or comments please contact the undersigned at 011-55-(21) 2555-5558.

Very truly yours,

Gina Pinto

Gina Pinto

MMX MINERAÇÃO E METÁLICOS S.A.
CNPJ/MF: 02.762.115/0001-49
Companhia Aberta
BOVESPA: MMXM3

FATO RELEVANTE

A MMX Mineração e Metálicos S.A. ("MMX" ou a "Companhia") vem, em atendimento ao disposto no artigo 157 da Lei n.º6.404/76, bem como ao que prevê a Instrução CVM nº 358/02, comunicar ao mercado o que segue:

A Gulf Industrial Investment Co. (E.C.) ("GIIC"), produtora mundial de pelotas de minério de ferro de redução direta com sede no Bahrain, comunicou formalmente à MMX sobre sua decisão de aumentar o volume contratado de produto a ser fornecido pela MMX sob o Contrato de Fornecimento de Minério de Ferro firmado em 9 de novembro de 2006 ("Contrato de Fornecimento"), em uma quantidade adicional de 6,5 milhões de toneladas de finos de minério de ferro por ano.

De acordo com os termos do Contrato de Fornecimento, o compromisso firme original da GIIC era de adquirir 6,5 milhões de toneladas por ano. O exercício dessa opção pela GIIC passa agora a representar um volume anual contratado de 13 milhões de toneladas de finos de pelotização por ano. O minério a ser fornecido para a GIIC será originado dos Sistemas Integrados MMX Amapá e MMX Minas-Rio.

Maiores informações poderão ser obtidas por meio do e-mail ri@mmx.com.br.

Rio de Janeiro, 27 de março de 2007.

MMX MINERAÇÃO E METÁLICOS S.A.
Luiz Rodolfo Landim Machado
Diretor Geral e de Relações com Investidores

MMX MINERAÇÃO E METÁLICOS S.A.
BOVESPA: MMXM3

PUBLIC ANNOUNCEMENT

MMX Mineração e Metálicos S.A. ("MMX"), pursuant to Article 157 of Law #6,404/76 and CVM Instruction 358/02, hereby makes the following public announcement:

Gulf Industrial Investment Co. (E.C.) ("GIIC"), a world-class producer of direct reduction grade iron oxide pellets located in the Kingdom of Bahrain, has formally confirmed by notice to MMX that it has elected to increase the contracted volume of product to be supplied by MMX under the Iron Ore Supply Agreement dated November 9th, 2006 ("Supply Agreement") by an additional 6.5 million tons of iron ore fines per year.

Since GIIC had originally committed to an annual off-take of 6.5 millions tons per year as per the terms of the Supply Agreement, the exercise of this option by GIIC now represents an annual contractual amount to be purchased by GIIC of 13 million tons of pellet feed per year. The product to be supplied to GIIC will be sourced both from the MMX Amapá Integrated System and the MMX Minas-Rio Integrated System.

For additional information, please contact MMX at ri@mmx.com.br

Rio de Janeiro, March 27, 2007

MMX MINERAÇÃO E METÁLICOS S.A.
Luiz Rodolfo Landim Machado
Executive President and Investor Relations Officer

MMX MINERAÇÃO E METÁLICOS S.A.
CNPJ/MF: 02.762.115/0001-49
NIRE: 33.3.0026111-7
Companhia Aberta

ATA DE REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO REALIZADA EM 29 DE MARÇO DE 2007

I. **DATA, HORA E LOCAL DA REUNIÃO:** Às 13:00 horas do dia 29 de março de 2007, na sede social da Companhia, situada na Praia do Flamengo, 154°, 5° andar.

II. **QUORUM**: Presença da maioria dos membros do Conselho de Administração da Companhia, quais sejam: Eike Fuhrken Batista, Hans-Juergen Mende, Michael Stephen Vitton, Peter Nathanial e Samir Zraick, tendo os quatro últimos participado via conferência telefônica e confirmado seus votos por escrito via cartas protocoladas na sede da Companhia aos cuidados do Presidente do Conselho de Administração.

III. **CONVOCAÇÃO:** Conforme convocação do Presidente do Conselho de Administração feita na última reunião do conselho realizada no dia 22 de março de 2007 e, ainda, por meio de cartas endereçadas aos membros do Conselho de Administração da Companhia.

IV. **MESA**: Presidente: Eike Fuhrken Batista
Secretário: Paulo Carvalho de Gouvêa

V. **DELIBERAÇÕES**: Foi aprovado pelos membros presentes, por unanimidade e sem quaisquer ressalvas, o que se segue:

(a) Demonstrações financeiras da Companhia referentes ao exercício fiscal findo em 31.12.2006 auditadas pela KPMG Auditores Independentes;

(b) Relatório da Administração da Companhia referente ao exercício fiscal findo em 31.12.2006;

(c) Contas dos diretores da Companhia referentes ao exercício fiscal findo em 31.12.2006;

(d) Versão atualizada e consolidada do Regimento Interno do Comitê de Auditoria da Companhia, nos termos do Anexo I à presente ata, que após lida e aprovada por todos, foi rubricada e arquivada pela Mesa;

(e) Acusar recebimento das cartas de renúncia dos seguintes membros do Comitê de Auditoria da Companhia: Rivadavia Carsalade e Carlos Azevedo. Em substituição a esses membros, confirmar a nomeação dos Senhores José Luiz Alquéres, casado sob o regime de separação de bens, engenheiro, portador da carteira de identidade nº. 1688939 IFP/RJ, inscrito no CPF/MF sob o n.º 02719070700, residente e domiciliado na Cidade e Estado do Rio de Janeiro, na Praia do Flamengo n.º 154, 10 andar, CEP 22210-030 (que também a exerce a função de membro independente do Conselho de Administração da Companhia) e Peter Nathanial, australiano, casado, empresário, residente e domiciliado em 245 East 58th Street, suíte 15-A, ZIP CODE: 10022, Nova York, Estados Unidos, portador da carteira identidade local n.º 7074887 e inscrito no CPF/MF sob o n.º 060.128.497-61 (que, igualmente, também exerce a função de membro independente do Conselho de Administração da Companhia) para compor o Comitê de Auditoria da Companhia. Esses novos membros se juntarão ao Presidente do Comitê de Auditoria da Companhia, Sr. Samir Zraick, que é ora reeleito para ocupar esse cargo. Os membros do Comitê de Auditoria da Companhia farão jus a uma remuneração mensal individual de R$4.000,00 (quatro mil Reais).

(f) Indicar os Senhores Rivadavia Carsalade e Carlos Azevedo para atuarem, agora, como consultores externos da Companhia.

VI. **ENCERRAMENTO:** Às 13:30 horas, nada mais havendo a tratar, deram por encerrada a presente reunião, tendo-se antes feito lavrar a presente Ata que, lida e achada conforme, vai devidamente assinada pelos Conselheiros presentes.

VII. **CONSELHEIROS PRESENTES:** EIKE FUHRKEN BATISTA, HANS-JUERGEN MENDE, MICHAEL STEPHEN VITTON, PETER NATHANIAL E SAMIR ZRAICK.

A presente é cópia fiel da Ata da Reunião do Conselho de Administração da MMX Mineração e Metálicos S.A., realizada em 29 de março de 2007, lavrada em livro próprio. Rio de Janeiro, 29 de março, 2007: Paulo Carvalho de Gouvêa – Secretário; Visto do Advogado: Joel Rennó Jr - OAB/RJ 132.971.

Certidão: registrada e arquivada na JUCERJ em 04.04.07 sob o número 00001686564.

ANEXO I

REGIMENTO INTERNO DO COMITÊ DE AUDITORIA DA

MMX MINERAÇÃO E METÁLICOS S.A.
("Companhia")

CAPÍTULO I
Do Comitê e dos Seus Objetivos

Artigo 1º - O Comitê de Auditoria (doravante denominado simplesmente como "Comitê) será regido pelo presente regimento, pelas disposições do estatuto social da Companhia e pela legislação aplicável.

Artigo 2º - Compete ao Comitê assessorar o Conselho de Administração da Companhia no desempenho das suas atividades relacionadas ao acompanhamento das práticas contábeis adotadas na elaboração das demonstrações financeiras da Companhia e de suas controladas e, ainda, na indicação e avaliação da efetividade da auditoria independente.

Parágrafo Primeiro – O Comitê tem sua validade e eficácia verificadas pelo teor do artigo 160 da Lei n.º 6.404/76.

Parágrafo Segundo – As atribuições ora concedidas ao Comitê não se confundem com àquelas conferidas ao Conselho de Administração da Companhia por força do seu Estatuto Social e da Lei n.º 6.404/76. O Comitê deverá sempre atuar dentro dos limites estabelecidos por este regimento interno.

CAPÍTULO II
Da Subordinação

Artigo 3º - O Comitê deverá sempre se reportar diretamente ao Conselho de Administração, atuando com independência com relação à Diretoria da Companhia.

CAPÍTULO III
Da Organização e Composição

Artigo 4º - O Comitê será composto por 3 (três) membros, com mandato unificado de 1 (um) ano, nomeados e destituídos pelo Conselho de Administração, devendo um deles ser conferido o título de Representante, o qual coordenará e presidirá o Comitê.

Artigo 5º - Os membros do Comitê deverão ser escolhidos dentre pessoas que guardem independência à Companhia, conforme este termo é definido nas Regras do Novo Mercado da Bovespa e no *Canadian Multilateral Instrument 52-110 – Audit Committee* ("MI 52-110") e, ainda, deverão ser necessariamente membros do Conselho de Administração da Companhia.

Artigo 6º - Os membros do Comitê deverão possuir capacitação técnica para o exercício do cargo, especialmente no que diz respeito ao conhecimento de áreas como contabilidade, finanças e auditoria, devendo ser "*financially literate*" (i.e., versados em finanças), conforme definição prevista no MI 52-110.

Artigo 7º - Os membros titulares do Comitê farão jus à remuneração global anual a ser fixada pelo Conselho de Administração da Companhia.

CAPÍTULO IV
Do Representante

Artigo 8º - O Representante do Comitê será escolhido pelo Conselho de Administração.

Artigo 9º - Compete ao Representante:

(a) Convocar e presidir as reuniões;

(b) Nomear o secretário da mesa dentro os presentes, que será o responsável pela elaboração das atas das reuniões do Comitê;

(c) Cumprir e fazer cumprir as normas deste regimento interno;

(d) Encaminhar ao Conselho de Administração as análises, pareceres e relatórios elaborados no âmbito do Comitê; e

(e) Convocar, em nome do Comitê, os representantes do Conselho Fiscal, da Diretoria e outros eventuais participantes das reuniões.

CAPÍTULO V
Das Atribuições do Comitê

Artigo 10 – O Comitê terá as seguintes responsabilidades e poderes:

(a) Recomendar ao Conselho de Administração a empresa a ser contratada para a prestação dos serviços de auditoria independente à Companhia, bem como sua respectiva remuneração e eventual substituição, quando for o caso;

(b) Rever e revisar, previamente à divulgação ao mercado, as demonstrações contábeis e financeiras da Companhia, incluindo relatório da administração, notas explicativas e parecer dos auditores independentes, bem como os comunicados financeiros à imprensa (e.g., IAN, ITR, dados econômico-financeiros, etc.);

(c) Certificar que os procedimentos adequados estejam em funcionamento no que se refere à revisão, pela Companhia, das informações extraídas ou derivadas das suas demonstrações financeiras (além do que prevê os itens anteriores) e avaliar periodicamente a adequação de tais procedimentos.

(d) Supervisionar e avaliar a efetividade dos auditores independentes e da auditoria interna da Companhia, inclusive quanto à verificação do cumprimento de dispositivos legais e normativos aplicáveis à Companhia, além de regulamentos e códigos internos.

(e) Avaliar o cumprimento, pela Diretoria da Companhia, das recomendações feitas pelos auditores independentes internos, bem como recomendar ao Conselho de Administração a resolução de eventuais conflitos entre os auditores externos e a Diretoria;

(f) A não ser que previsto de forma diferente pelo MI 52-110, pré-aprovar todos os serviços que não se refiram à auditoria independente e que eventualmente venham a ser prestados pelos auditores independentes da Companhia para suas subsidiárias.

(g) Recomendar à Diretoria da Companhia a correção ou aprimoramento de políticas, práticas e procedimentos identificados no âmbito de suas atribuições;

(h) reunir-se com os Conselhos de Administração e Fiscal, para discutir políticas, práticas e procedimentos identificados no âmbito de suas respectivas competências, sempre que parecer oportuno ou houver solicitação;

(i) Estabelecer procedimentos para:

(i) recebimento, arquivamento e tratamento de eventuais reclamações recebidas pela Companhia relativas à contabilidade, controles internos ou auditoria;

(ii) apresentação anônima e confidencial pelos empregados da Companhia de eventuais críticas ou preocupações relativas a métodos questionáveis de contabilidade ou auditoria.

(j) Revisar e aprovar a política de contratação da Companhia de sócios, empregados, ex-sócios e ex-empregados dos atuais ou antigos auditores independentes da Companhia.

(k) solicitar esclarecimentos à Diretoria ou a qualquer de seus membros; e

(l) cumprir outras atribuições que venham a ser eventualmente determinadas pelo Conselho de Administração e pelo Banco Central do Brasil.

Parágrafo Primeiro – Os membros do Comitê terão total independência no exercício de suas atribuições, devendo manter sob caráter de confidencialidade as informações recebidas da Companhia e dos auditores independentes.

Parágrafo Segundo – O Comitê poderá, sempre que necessário e de forma justificada, contratar o serviço de profissionais especializados, mas desde que respeitados os limites do orçamento anual do Comitê aprovado pelo Conselho de Administração da Companhia.

Parágrafo Terceiro – Nos 2 (dois) primeiros meses de cada exercício social, o Comitê deverá encaminhar para o Conselho de Administração Relatório Anual do Comitê de Auditoria (doravante denominado simplesmente como "Relatório") referente ao ano anterior findo. Este Relatório deverá ser elaborado de forma independente com base nas informações da Companhia, bem como com base naquelas informações levantadas pelos auditores externos.

Parágrafo Quarto – O Comitê deverá ter competência para comunicar diretamente com os auditores independentes e com os auditores internos da Companhia, sendo certo que esse último deverá reportar-se ao Comitê e ao Conselho de Administração da Companhia.

CAPÍTULO VI
Do Funcionamento

Artigo 11 – O Comitê reunir-se-á:

(a) Ordinariamente, uma vez por mês, com pelo menos 48 (quarenta e oito) horas de antecedência à respectiva reunião do Conselho de Administração, em data, local e horário estabelecidos pelo seu Representante;

(b) Ordinariamente, de forma conjunta com o Conselho de Administração e com a Diretoria da Companhia, uma vez por trimestre, em local e horário estabelecidos pelo Conselho de Administração e pela Diretoria, conforme o caso;

(c) Extraordinariamente sempre que, mediante convocação legal, os interesses sociais aconselharem ou exigirem a manifestação dos acionistas, ou ainda nos casos em que assim seja solicitado pelo Conselho Fiscal ou pelo os auditores independentes da Companhia.

Artigo 12 – As convocações para as reuniões deverão ser feitas pelo Representante, sempre com pelo menos 48 (quarenta e oito) horas de antecedência. Ficam dispensadas todas e quaisquer formalidades de convocação nos casos em que todos os membros do Comitê de Auditoria compareçam espontaneamente.

Artigo 13 – Sempre que necessário, os assuntos tratados e discutidos deverão ser lavrados sob a forma de ata, que deverá conter um resumo dos principais pontos e fatos deliberados.

Parágrafo Primeiro – É expressamente permitida a participação de membros às reuniões ordinárias e extraordinárias do Comitê por meio do sistema de teleconferência ou conferência telefônica, com posterior lavratura e assinatura da respectiva ata, quando aplicável.

Parágrafo Segundo – Todas as deliberações do Comitê serão tomadas por maioria de votos dos seus membros.

CAPÍTULO VII
Das Disposições Gerais

Artigo 14 – Aos membros do Comitê aplicam-se integralmente às disposições contidas na Lei n.º 6.404/76, especialmente àquelas que se referem às responsabilidades, deveres, obrigações, limites, impedimentos e vedações aos administradores da Companhia.

Artigo 15 – Os casos omissos relativos ao presente regimento serão submetidos ao Conselho de Administração da Companhia.

MMX MINERAÇÃO E METÁLICOS S.A.
CNPJ/MF: 02.762.115/0001-49

NIRE: 33.3.0026111-7

Public Corporation

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON MARCH 29, 2007

I. **DATE, TIME AND PLACE OF THE MEETING:** At 13:00, on March 29, 2007, at the headquarters of the Corporation, at Praia do Flamengo, n° 154, 5th floor, CEP 22210-030.

II. **ATTENDANCE**: Present the following members of the Board of Directors of the Corporation: Eike Fuhrken Batista, Hans-Juergen Mende, Michael Stephen Vitton, Peter Nathanial and Samir Zraick, the four latter members having participated via telephone conference and confirming their votes in writing afterwards to the Corporation.

III. **SUMMONS**: As per call from the Chairman of the Board made on the meeting of the Board of Directors of March 22, 2007 and subsequent letter, timely delivered by the Chairman of the Board of Directors.

IV. **CHAIR**: Chairman: Eike Fuhrken Batista

Secretary: Paulo Carvalho de Gouvêa

V. **DECISIONS**: It was unanimously approved, without any qualifications and/or remarks whatsoever, by the members of the Board of Directors of the Corporation present at the meeting, the following:

(a) Financial Statements of the Corporation related to fiscal year ended on December 31st, 2006, which were fully audited by *KPMG Auditores Independentes*;
(b) Management report (*Relatório da Administração*) related to the fiscal year ended on December 31st, 2006;

(c) Officers' incurred costs and expenses related to the fiscal year ended on December 31st, 2006;

(d) New amended and restated version of the Corporation's Audit Committee Charter (as per Exhibit I hereto);

(e) Acknowledgment of the resignation letters of the Audit Committee Members Rivadavia Carsalade and Carlos Azevedo, with the appointment of the following substitute members (which are also members of the Corporation's Board of Directors): José Luiz Alquéres and Peter Nathanial. These two new members will join Mr. Samir Zraick at the Corporation's Audit Committee, which is hereby reelected as Audit Committee Chairman. The members of the Corporation Audit Committee will be individually monthly intitle to receive an amount of R$ 4.000,00 (four thousand reais)

Messrs. Rivadavia Carsalade and Carlos Azevedo are, nonetheless, hereby appointed as independent expert advisers to the Corporation's Audit Committee.

VII. **CLOSURE:** At 13h30 without further ado, the Chairman called the meeting to an end, having made the registration of the present minutes, which were read out loud and approved by means of the signature of each number in the appropriate book.

VIII. **PRESENT MEMBERS:** EIKE FUHRKEN BATISTA, HANS-JUERGEN MENDE, MICHAEL STEPHEN VITTON, PETER NATHANIAL E SAMIR ZRAICK.

This is a true copy of the Minutes of the Board of Directors Meeting of the Corporation held on March 29, 2007, registered in its books.

Rio de Janeiro, March 29, 2007

Paulo Carvalho de Gouvêa

Secretary

AUDIT COMMITTEE CHARTER OF

MMX MINERAÇÃO E METÁLICOS S.A.
("Corporation")

CHAPTER 1
Committee and objectives

Article 1st - The Audit Committee (hereinafter simply referred to as the "Committee") shall be governed by this present charter, by the Company's by-laws and by all applicable laws.

Article 2 - The Committee shall assist the Corporation's Board of Directors while performing its activities related to the monitoring and supervising of all accounting practices adopted with respect to the elaboration of the Company's and their subsidiaries' financial statements. The Committee shall also assist the Board of Directors of the Corporation in connection with the indication and assessment of the independent auditor's effectiveness.

First Paragraph - The Committee is legally binding and effective as per Section 160 of the Law number 6.404/76.

Second Paragraph – The attributions herein granted to the Committee shall not be interpreted as being those which are exclusively granted to the Corporation's Board of Directors by virtue of its respective By-laws and Law No. 6,404/76. The Committee shall always act within the limits established by this present charter.

CHAPTER II
Subordination

Article 3 - The Committee shall always directly report to the Board of Director, acting with independence vis-à-vis the executive officers of the Corporation.

CHAPTER III
Organization and Composition

Article 4 - The Committee shall be composed by 3 (three) members, with an unified mandate of 1 (one) year, nominated and destituted by the Board of Directors, provided that one of them shall be vested as the Representative, which will coordinate and preside the Committee.

Article 5 - The members of the Committee shall be chosen amongst individuals which are independent from the Company, as this independence is defined by Bovespa's *Novo Mercado* Rules and Canadian Multilateral Instrument 52-110 – Audit Committee ("MI 52-110"), and who are members of the Board of Directors of the Corporation.

Article 6 - The members of the Committee shall hold technical qualification for the full exercise of theirs duties, especially in what concerns accounting, finance and audit skills and shall be "financially literate" as such term is defined in MI 52-110.

Article 7 - The appointed members of the Committee shall be entitled to an annual global compensation that will be set by the Board of Directors of the Corporation.

CHAPTER IV
The Representative

Article 8 - The Committee's Representative shall be appointed by the Board of Directors.

Article 9 - The Representative shall:

(a) call and chair the meetings;

(b) nominate the secretary of the chair amongst the members that are present in a given meeting, which will then be responsible for the drafting of the minutes of the Committee's meetings.

(c) perform and enforce all rules of this charter;

(d) submit all analyses, opinions and reports elaborated within the scope of the Committee to the scrutiny of the Board of Directors of the Corporation; and

(e) call, on behalf of the Committee, members of the Fiscal Council, Executive Officers and other individuals which might need to attend a certain meeting.

CHAPTER V
Committee Attributions

Article 10 – The Committee shall have the following responsibilities and powers:

(a) to recommend to the Board of Directors the company which will be retained as the Corporation's independent auditors, including their fees, and also the respective destitution of such company, if applicable;

(b) to review and revise, prior to the disclosure to the market, the Corporation's financial and accounting statements, including the management discussion and analyses report, explanatory notes, independent auditors' report and financial press releases (e.g., Annual Report, Quarterly Reports, economic-financial information, etc.);

(c) to satisfy itself that adequate procedures are in place for the Corporation's review of its public disclosure of financial information extracted or derived from the Corporation's financial statements (other than as described in the previous items) and periodically assess the adequacy of such procedures;

(d) to oversee the work and assess the effectiveness of the independent auditors, including with respect to the fulfillment of all legal provisions applicable to the Corporation and also of those set forth in internal codes and regulations;

(e) to assess the fulfillment of the recommendations made by the independent auditors by the Corporation's Board of Officers, as well as to suggest to the Board of Directors the resolution of disputes arising out or from the relationship amongst independent auditors and the Board of Officers;

(f) other than as may be allowed by MI 52-110, to pre-approve all non-audit services to be provided to the Corporation or its subsidiaries by the independent auditors;

(g) to recommend the amendment or adjustment of any policies, practices and procedures identified within the scope of its attributions, to the Corporation's Board of Officers;

(h) to meet, whenever deemed to be appropriate or upon a formal request, with the members of the Board of Directors and Fiscal Council so as to discuss policies, practices and procedures identified within the scope of its attributions;

(i) to establish procedures for:

(a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or audit matters; and

(b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting and auditing matters.

(j) to review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present or former independent auditor of the Corporation;

(k) to request clarifications to the Board of Officers or to any of its members; and

(l) to fulfill other attributions which might be eventually imposed by the Board of Directors of the Corporation.

First Paragraph – The members of the Committee shall hold full independence while carrying out their activities and shall also maintain under strict confidentiality any and all information received from the or from the independent auditors.

Second Paragraph – The Committee shall, whenever necessary and justified, retain and compensate specialized independent professional advisers.

Third Paragraph – The Committee shall submit to the Board of Directors of the Corporation, within the first two months of every year, the Annual Report of the Audit Committee (hereinafter simply referred to as the "Report") related to the previous fiscal year. This report shall be drafted on an independent fashion and shall rely upon the information provided by the Corporation, as well as those prepared by the independent auditors.

Fourth Paragraph – The Committee shall have the authority to communicate directly with the independent auditors and the internal audit function, which shall report to the Committee and the Board of Directors.

CHAPTER VI
Meetings

Article 11 – The Committee shall meet:

(a) Ordinarily, once a month, with at least 48 hours in advance to the respective Board of Directors' meeting, in date, place and time to be established by its Representative;

(b) Ordinarily, together with the Board of Directors and the Board of Officers of the Corporation, once per quarter, in date, place and time to be established by the Board of Directors or by the Board of Officers, as the case may be;

(c) Extraordinarily, by means of a formal call, whenever the corporate interests of the Corporation require so or if requested by the shareholders, the Fiscal Council or by the independent auditors of the Corporation.

Article 12 – The call of the meetings shall be made by the Representative always with 48 hours in advance to the proposed date for such meeting. This requirement is not applicable in the event all members of the Committee are spontaneously present at a certain meeting.

Article 13 – Whenever necessary, the subject-matters discussed in a meeting ought to become formally registered under the format of minutes, which must then contain a summary of the most important aspects and facts addressed.

First Paragraph – The participation in meetings via conference call and videoconference is expressly permitted.

Second Paragraph – Any and all decisions of the Committee shall be taken by simple majority of votes.

CHAPTER VII
General Provisions

Article 14 – All provisions contained under Law 6,404/76 shall be fully applicable to the members of the Committee, including those related to duties, standards, obligations, rights, limits and restrictions imposed to the directors and officers of the Corporation.

Article 15 – Eventual omissions in this charter shall be submitted to and settled by the Board of Directors of the Corporation.

Comunicado ao Mercado

A **MMX Mineração e Metálicos S.A.** (Bovespa: MMXM3) ("MMX" ou a "Companhia") comunica que, em 10 de abril de 2007, sua subsidiária MMX Metálicos Brasil Ltda. foi notificada oficialmente da concessão de liminar embargando as obras de construção da sua planta de ferro gusa em Corumbá, sob a alegação de que o licenciamento deveria ter sido concedido pelo IBAMA.

A MMX, que seguiu orientação do IBAMA, encaminhou todo o processo de licenciamento ambiental do seu empreendimento para o Instituto de Meio Ambiente de Mato Grosso do Sul - IMASUL, em função de termo de cooperação técnica celebrado entre os dois institutos.

A Companhia seguiu rigorosamente tudo o que foi determinado pelo órgão competente, conduzindo o processo de forma regular e transparente desde o seu início, em março de 2005. A Licença de Instalação, para a construção da usina, foi expedida em 16 de agosto de 2006. A ampliação da Licença de Instalação da usina para Sinterização, Aciaria e Laminação foi emitida em 28 de dezembro de 2006.

Além disso, a MMX buscou, antecipadamente, envolver as partes interessadas no processo, promovendo reuniões com organizações não governamentais e com o Ministério Público Estadual para apresentar e discutir os diversos aspectos do seu projeto. Tais reuniões resultaram na assinatura de termos de compromisso de conduta envolvendo a MMX, o Ministério Público Estadual e os governos do Estado e do Município.

Nos referidos termos de compromisso, a MMX assumiu obrigações além das exigidas por lei, tais como: não adquirir carvão vegetal do Pantanal; atingir auto-suficiência na produção de carvão vegetal em 10 anos; realizar plantio de eucalipto somente em áreas degradadas; fornecer aos órgãos ambientais reguladores relatórios periódicos dos fornecedores de carvão vegetal; e utilizar exclusivamente madeira, carvão vegetal ou outros subprodutos florestais de origem prévia e regularmente licenciada pelo IBAMA.

A MMX tem seguido rigorosamente suas obrigações legais assim como as normas listadas nos termos de compromisso e conduta. Neste sentido, a MMX se considera prejudicada pela discussão tardia quanto à competência dos órgãos licenciadores, razão pela qual tem plena convicção de que seu direito é legítimo e confia, portanto, na reconsideração dessa decisão liminar da justiça.

Rio de Janeiro, 11 de abril de 2007

MMX Mineração e Metálicos S.A.

Luiz Rodolfo Landim Machado
Diretor Geral e de Relações com Investidores

MMX - Relações com Investidores
Elizabeth Cruz / Gina Pinto
Tel. 55 21 2555-5634 / 2555-5558
ri@mmx.com.br
www.mmx.com.br/ri

NOVO MERCADO
BOVESPA BRASIL

Public Announcement to the Market

MMX Mineração e Metálicos S.A. (Bovespa: MMXM3) ("MMX" or the "Company") informs that, on April 10, 2007, its subsidiary MMX Metálicos Brasil Ltda. ("MMX Metálicos") was officially notified of the granting of an injuction staying the construction of its pig iron plant in Corumbá, based on the allegation that the environmental permitting should have been granted by IBAMA.

MMX followed IBAMA's instructions and directed the environmental permitting process of its project to IMASUL (Environmental Agency of the State of Mato Grosso do Sul), due to a technical cooperation agreement concluded between both agencies.

The Company strictly followed all requirements determined by the respective agency and conducted the process according to the applicable regulations with transparency, from its very beginning, in March, 2005. The Construction License for the Steel Mill was granted on August 16, 2006. On December 28, 2006 MMX Metálicos received another Construction License so as to expand its pig iron plant, with the construction of a Semi-finished Products Plant, comprising a sintering plant, steel mill and rolling mill.

Furthermore, MMX made contact with all interested parties in the process beforehand, holding meetings with non governmental organizations and with the State Attorney's Office in order to present and discuss the various aspects of its project. These meetings led to the signature of formal undertakings (*Termos de Compromisso*) between MMX, the State Attorney's Office and the governments of the State and of the Municipality.

In the referred formal undertakings, MMX assumed obligations which exceed those required by law, such as: not to acquire charcoal from the Pantanal region; to reach self-sufficiency in the production of charcoal in 10 years; to plant eucaliptus only in degraded areas; to prepare periodic reports listing the suppliers of charcoal for the environmental regulatory agencies; and to use wood, charcoal or other forest byproducts exclusively from sources that have been licensed by IBAMA.

MMX has been strictly following its legal obligations as well as the provisions established in the formal undertakings. In this regard, MMX considers that it has been negatively affected by an outdated discussion regarding the authority of the licensing agencies, and therefore has full conviction of the legitimacy of its rights and firmly believes that the preliminary injuction referred to herein will be reconsidered.

Rio de Janeiro, April 11, 2007

MMX Mineração e Metálicos S.A.

Luiz Rodolfo Landim Machado
Executive President and Director of Investor Relations

MMX – Investor Relations
Elizabeth Cruz / Gina Pinto
Tel. 55 21 2555-5634 / 2555-5558
ri@mmx.com.br
www.mmx.com.br/ri

NOVO MERCADO BOVESPA BRASIL

MMX MINERAÇÃO E METÁLICOS S.A.
CNPJ/MF: 02.762.115/0001-49
NIRE: 3330026111-7
Companhia Aberta
BOVESPA: MMXM3

EDITAL DE CONVOCAÇÃO
ASSEMBLÉIA GERAL ORDINÁRIA

Ficam os srs. Acionistas da MMX Mineração e Metálicos S.A. ("Companhia" ou "MMX") convocados para se reunir em Assembléia Geral Ordinária a ser realizada na data de 30 de abril de 2007, segunda-feira, às 09:00 horas, na sede social da Companhia, localizada na Praia do Flamengo, n.º 154, 5º andar, Bairro do Flamengo, CEP: 22210-030, na Cidade do Rio de Janeiro, Estado do Rio de Janeiro ("Assembléia"), para deliberar sobre a seguinte ordem do dia: (i) tomar as contas dos administradores e examinar, discutir e votar as demonstrações financeiras relativas ao exercício social findo em 31.12.2006; (ii) eleger os membros do Conselho de Administração da Companhia; e (iii) aprovar a remuneração global e anual dos membros do Conselho de Administração da Companhia. Com base no que prevê a lei e a regulamentação aplicável da CVM, o percentual mínimo de capital votante para solicitação de adoção do processo de voto múltiplo é de 5% (cinco por cento). Os mandatos de representação na Assembléia deverão ser entregues na sede social da Companhia, conforme endereço indicado acima, aos cuidados do Departamento de Relações com Investidores da MMX, até as 18:00hs do dia 27 de abril de 2007. Os acionistas participantes da custódia fungível das ações de emissão da MMX que decidirem participar da aludida Assembléia Geral Ordinária deverão apresentar extrato de participação acionária emitido pelo órgão custodiante competente datado de até 72 (setenta e duas) horas de antecedência do conclave.

Rio de Janeiro, 11 de abril de 2007.

MMX Mineração e Metálicos S.A.
Conselho de Administração
Eike Fuhrken Batista - Presidente

MMX MINERAÇÃO E METÁLICOS S.A.
CNPJ/MF: 02.762.115/0001-49
NIRE: 3330026111-7
Public Company
BOVESPA: MMXM3

ORDINARY SHAREHOLDERS' MEETING
CALL NOTICE

The Shareholders of MMX Mineração e Metálicos S.A. ("Company" or "MMX") are hereby called to attend the Ordinary Shareholders' Meeting to be held at 09:00 am on Monday, April 30, 2007 at the Company's headquarters located at Praia do Flamengo, n.º154, 5º floor, Flamengo, Zip Code: 22210-030, in the city and state of Rio de Janeiro ("Meeting"), in order to deliberate on the following agenda: (i) to examine the management's incurred costs and expenses and examine, discuss and vote on the financial statements related to the fiscal year ended on December 31, 2006; (ii) to elect the members of the Company's Board of Directors; and (iii) to approve the total annual payment of the members of the Board of Directors. Based on the prevailing legislation and the applicable CVM regulation, the minimum voting-capital percentage necessary to request multiple voting is 5% (five per cent). The power of attorneys shall be presented at the Company's headquarters, in the address indicated above, to the Investor Relations Department, until 6:00 p.m. of April 27, 2007. Shareholders whose shares are held in custody and who wish to participate in the Ordinary Shareholders' Meeting must present proof of their holdings, issued by the custodian agent dated up to 72 (seventy-two) hours prior to the Meeting.

Rio de Janeiro, April 11, 2007.

MMX Mineração e Metálicos S.A.
Board of Directors
Eike Fuhrken Batista - Chairman

Rio de Janeiro, 16 de abril de 2007.

À
Bolsa de Valores de São Paulo – BOVESPA
Sr. Jorge Antonio Tambucci
Supervisão de Relações com Empresas

Com cópia para:

Comissão de Valores Mobiliários – CVM
Superintendência de Relações com Empresas
At.: Sra. Elizabeth Lopez Rios Machado
Superintendência de Relações com o Mercado e Intermediários
At.: Sr. Waldir de Jesus Nobre

Ref.: GAE/SRE 697/07 datado de 12 de abril de 2007

"(...)

Considerando os termos do edital de convocação da AGO de 30/4/2007, e para um maior esclarecimento ao mercado, solicitamos nos informar se será proposta à essa assembléia a distribuição de algum benefício aos acionistas, ou seja, dividendo, juros sobre o capital próprio ou eventuais remuneração de capital. Caso positivo, fornecer o valor bruto em R$/ação.

(...)".

Prezados Senhores

A MMX Mineração e Metálicos S.A. não obteve lucro líquido no resultado social findo em 31.12.2006, razão pela qual ficou impossibilitada de distribuir dividendos, juros sobre capital próprio e/ou quaisquer outros proventos em dinheiro aos seus acionistas.

Atenciosamente,

Luiz Rodolfo Landim Machado
Diretor-Geral e de Relações com Investidores

FORMULÁRIO CONSOLIDADO

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Nos termos do Artigo 11 da Instrução CVM nº 358/2002, entre 01º de dezembro de 2006 e 31 de dezembro de 2006, não foram realizadas operações com valores mobiliários e derivativos.

Denominação da Companhia: MMX Mineração e Metálicos S.A.				
Grupo e Pessoas Ligadas	**(X) Conselho de Administração**	**( ) Diretoria**	**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	256	0,01%	0,01%
Ações	Preferenciais	0	0,00%	0,00%

Não houve movimentações no período em questão.

Valor Mobiliário/ Derivativo	Características dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)

Não houve movimentações no período em questão.

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	256	0,01%	0,01%
Ações	Preferenciais	0	0,00%	0,00%

Observação: O total das ações informadas refere-se à soma das ações dos membros do respectivo órgão com as ações de propriedade de seus cônjuges, companheiros ou dependentes.

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Nos termos do Artigo 11 da Instrução CVM nº 358/2002, entre 01º de dezembro de 2006 e 31 de dezembro de 2006, não foram realizadas operações com valores mobiliários e derivativos.

Denominação da Companhia: MMX Mineração e Metálicos S.A.				
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**	**(X) Diretoria**	**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	160	0,01%	0,01%
Ações	Preferenciais	0	0,00%	0,00%

Não houve movimentações no período em questão.

Valor Mobiliário/ Derivativo	Características dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)

Não houve movimentações no período em questão.

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	160	0,01%	0,01%
Ações	Preferenciais	0	0,00%	0,00%

Observação: O total das ações informadas refere-se à soma das ações dos membros do respectivo órgão com as ações de propriedade de seus cônjuges, companheiros ou dependentes.

Nos termos do Artigo 11 da Instrução CVM nº 358/2002, entre 01º de dezembro de 2006 e 31 de dezembro de 2006, não foram realizadas operações com valores mobiliários e derivativos.

Denominação da Companhia: MMX Mineração e Metálicos S.A.					
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**	**( ) Diretoria**	**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**	**(X) Acionista Controlador**

Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	2.430.584	63,9%	63,9%
Ações	Preferenciais	0	0,00%	0,00%

Não houve movimentações no período em questão.

Valor Mobiliário/ Derivativo	Características dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)

Não houve movimentações no período em questão.

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	2.430.584	63,9%	63,9%
Ações	Preferenciais	0	0,00%	0,00%

Observação: O total das ações informadas refere-se à soma das ações dos membros do respectivo Acionista Controlador, com as ações de propriedade de seus cônjuges, companheiros ou dependentes.

FORMULÁRIO CONSOLIDADO

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Nos termos do Artigo 11 da Instrução CVM nº 358/2002, entre 01º de janeiro de 2007 e 31 de janeiro de 2007, não foram realizadas operações com valores mobiliários e derivativos.

Denominação da Companhia: MMX Mineração e Metálicos S.A.				
Grupo e Pessoas Ligadas	**(X) Conselho de Administração**	**( ) Diretoria**	**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	256	0,01%	0,01%
Ações	Preferenciais	0	0,00%	0,00%

Não houve movimentações no período em questão.

Valor Mobiliário/ Derivativo	Características dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)

Não houve movimentações no período em questão.

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	512*	0,01%	0,01%
Ações	Preferenciais	0	0,00%	0,00%

Observação: O total das ações informadas refere-se à soma das ações dos membros do respectivo órgão com as ações de propriedade de seus cônjuges, companheiros ou dependentes.

* O referido número de ações ordinárias da companhia foi obtido em razão do desdobramento de ações levado a cabo por meio da Assembléia Geral Extraordinária da Companhia realizada em 25.01.2007.

Nos termos do Artigo 11 da Instrução CVM nº 358/2002, entre 01º de janeiro de 2007 e 31 de janeiro de 2007, não foram realizadas operações com valores mobiliários e derivativos.

Denominação da Companhia: MMX Mineração e Metálicos S.A.				
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**	**(X) Diretoria**	**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	160	0,01%	0,01%
Ações	Preferenciais	0	0,00%	0,00%

Não houve movimentações no período em questão.

Valor Mobiliário/ Derivativo	Características dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)

Não houve movimentações no período em questão.

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	320*	0,01%	0,01%
Ações	Preferenciais	0	0,00%	0,00%

Observação: O total das ações informadas refere-se à soma das ações dos membros do respectivo órgão com as ações de propriedade de seus cônjuges, companheiros ou dependentes.

* O referido número de ações ordinárias da companhia foi obtido em razão do desdobramento de ações levado a cabo por meio da Assembléia Geral Extraordinária da Companhia realizada em 25.01.2007.

Nos termos do Artigo 11 da Instrução CVM nº 358/2002, entre 01º de janeiro de 2007 e 31 de janeiro de 2007, não foram realizadas operações com valores mobiliários e derivativos.

Denominação da Companhia: MMX Mineração e Metálicos S.A.					
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**	**( ) Diretoria**	**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**	**(X) Acionista Controlador**

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	2.430.584	63,9%	63,9%
Ações	Preferenciais	0	0,00%	0,00%

Não houve movimentações no período em questão.

Valor Mobiliário/ Derivativo	Características dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)

Não houve movimentações no período em questão.

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	4.861.168*	63,9%	63,9%
Ações	Preferenciais	0	0,00%	0,00%

Observação: O total das ações informadas refere-se à soma das ações dos membros do respectivo Acionista Controlador, com as ações de propriedade de seus cônjuges, companheiros ou dependentes.

* O referido número de ações ordinárias da companhia foi obtido em razão do desdobramento de ações levado a cabo por meio da Assembléia Geral Extraordinária da Companhia realizada em 25.01.2007.

FORMULÁRIO CONSOLIDADO

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Nos termos do Artigo 11 da Instrução CVM nº 358/2002, entre 01º de fevereiro de 2007 e 28 de fevereiro de 2007, não foram realizadas operações com valores mobiliários e derivativos.

Denominação da Companhia: MMX Mineração e Metálicos S.A.								
Grupo e Pessoas Ligadas	**(X) Conselho de Administração**			**( ) Diretoria**		**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**	
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos					Quantidade	% de participação	
							Mesma Espécie/ Classe	Total
Ações	Ordinárias					512	0,01%	0,01%
Ações	Preferenciais					0	0,00%	0,00%
Não houve movimentações no período em questão.								
Valor Mobiliário/ Derivativo	Características dos Títulos	Intermediário	Operação	Dia	Quantidade		Preço	Volume (R$)
Não houve movimentações no período em questão.								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos					Quantidade	% de participação	
							Mesma Espécie/ Classe	Total
Ações	Ordinárias					512	0,01%	0,01%
Ações	Preferenciais					0	0,00%	0,00%

Observação: O total das ações informadas refere-se à soma das ações dos membros do respectivo órgão com as ações de propriedade de seus cônjuges, companheiros ou dependentes.

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Nos termos do Artigo 11 da Instrução CVM nº 358/2002, entre 01º de fevereiro de 2007 e 28 de fevereiro de 2007, ocorreram as seguintes operações com valores mobiliários e derivativos.

Denominação da Companhia: MMX Mineração e Metálicos S.A.				
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**	**(X) Diretoria**	**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	320	0,01%	0,01%
Ações	Preferenciais	0	0,00%	0,00%

Não houve movimentações no período em questão.

Valor Mobiliário/ Derivativo	Características dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	320	0,01%	0,01%
Ações	Preferenciais	0	0,00%	0,00%

Observação: O total das ações informadas refere-se à soma das ações dos membros do respectivo órgão com as ações de propriedade de seus cônjuges, companheiros ou dependentes.

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Nos termos do Artigo 11 da Instrução CVM nº 358/2002, entre 01º de fevereiro de 2007 e 28 de fevereiro de 2007, não foram realizadas operações com valores mobiliários e derivativos.

Denominação da Companhia: MMX Mineração e Metálicos S.A.					
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**	**( ) Diretoria**	**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**	**(X) Acionista Controlador**

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	4.861.168	63,9%	63,9%
Ações	Preferenciais	0	0,00%	0,00%

Não houve movimentações no período em questão.

Valor Mobiliário/ Derivativo	Características dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)

Não houve movimentações no período em questão.

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	4.861.168	63,9%	63,9%
Ações	Preferenciais	0	0,00%	0,00%

Observação: O total das ações informadas refere-se à soma das ações dos membros do respectivo Acionista Controlador, com as ações de propriedade de seus cônjuges, companheiros ou dependentes.

 SP - 104965-00002 - 286415v1

FORMULÁRIO CONSOLIDADO
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Nos termos do Artigo 11 da Instrução CVM nº 358/2002, entre 01º de março de 2007 e 31 de março de 2007, não foram realizadas operações com valores mobiliários e derivativos.

Denominação da Companhia: MMX Mineração e Metálicos S.A.				
Grupo e Pessoas Ligadas	**(X) Conselho de Administração**	**( ) Diretoria**	**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	512	0,01%	0,01%
Ações	Preferenciais	0	0,00%	0,00%

Não houve movimentações no período em questão.

Valor Mobiliário/ Derivativo	Características dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)

Não houve movimentações no período em questão.

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	512	0,01%	0,01%
Ações	Preferenciais	0	0,00%	0,00%

Observação: O total das ações informadas refere-se à soma das ações dos membros do respectivo órgão com as ações de propriedade de seus cônjuges, companheiros ou dependentes.

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Nos termos do Artigo 11 da Instrução CVM nº 358/2002, entre 01º de março de 2007 e 31 de março de 2007, ocorreram as seguintes operações com valores mobiliários e derivativos.

Denominação da Companhia: MMX Mineração e Metálicos S.A.							
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**		**(X) Diretoria**		**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**	
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				320	0,01%	0,01%
Ações	Preferenciais				0	0,00%	0,00%
Valor Mobiliário/ Derivativo	Características dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)
Ações	Ordinárias		Transferência	30/03/07	48.620		
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				48.940	0,64%	0,64%
Ações	Preferenciais				0	0,00%	0,00%

Observação: O total das ações informadas refere-se à soma das ações dos membros do respectivo órgão com as ações de propriedade de seus cônjuges, companheiros ou dependentes.

Nos termos do Artigo 11 da Instrução CVM nº 358/2002, entre 01º de março de 2007 e 31 de março de 2007, ocorreram as seguintes operações com valores mobiliários e derivativos.

Denominação da Companhia: MMX Mineração e Metálicos S.A.					
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**	**( ) Diretoria**	**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**	**(X) Acionista Controlador**

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	4.861.168	63,9%	63,9%
Ações	Preferenciais	0	0,00%	0,00%

Valor Mobiliário/ Derivativo	Características dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)
Ações	Ordinárias		Transferência	30/03/07	48.620		

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	4.812.548	63,26%	63,26%
Ações	Preferenciais	0	0,00%	0,00%

Observação: O total das ações informadas refere-se à soma das ações dos membros do respectivo Acionista Controlador, com as ações de propriedade de seus cônjuges, companheiros ou dependentes.

CONSOLIDATED FORM
Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between December 1st, 2006 and December 31, 2006 there were no transactions with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: MMX Mineração e Metálicos S.A.				
Company and Related Persons	**(X) Board of Directors**	**( ) Executive Officers**	**( ) Audit Committee**	**( ) Technical and Consulting Committees**

Initial Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	256	0.01%	0.01%
Shares	Preferred	0	0.00%	0.00%

There were no transactions in the referred month

Securities / Derivatives	Securities Characteristics	Brokerage / House	Operation	Day	Quantity	Price	Volume (R$)

There were no transactions in the referred month

Final Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	256	0.01%	0.01%
Shares	Preferred	0	0.00%	0.00%

Note: The informed total number of shares refers to the sum of shares owned by members of the referred group plus shares owned by their related persons.

CONSOLIDATED FORM
Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between November 1st, 2006 and November 30, 2006 there were no transactions with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: MMX Mineração e Metálicos S.A.				
Company and Related Persons	**( ) Board of Directors**	**(X) Executive Officers**	**( ) Audit Committee**	**( ) Technical and Consulting Committees**

Initial Balance				
Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	160	0.01%	0.01%
Shares	Preferred	0	0.00%	0.00%

There were no transactions in the referred month

Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price	Volume (R$)

There were no transactions in the referred month

Final Balance				
Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	160	0.01%	0.01%
Shares	Preferred	0	0.00%	0.00%

Note: The informed total number of shares refers to the sum of shares owned by members of the referred group plus shares owned by their related persons.

CONSOLIDATED FORM
Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between November 1st, 2006 and November 30, 2006 there were no transactions with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: MMX Mineração e Metálicos S.A.				
Company and Related Persons	**( ) Board of Directors**	**( ) Executive Officers**	**( ) Audit Committee**	**(X) Controlling Shareholders**

Initial Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	2,430,584	63.9%	63.9%
Shares	Preferred	0	0.00%	0.00%

There were no transactions in the referred month

Securities / Derivatives	Securities Characteristics	Brokerage / House	Operation	Day	Quantity	Price	Volume (R$)

There were no transactions in the referred month

Final Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	2,430,584*	63.9%	63.9%
Shares	Preferred	0	0.00%	0.00%

Note: The informed total number of shares refers to the sum of shares owned by members of the referred Controlling Shareholder, plus shares owned by their related persons.

CONSOLIDATED FORM
Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between January 1st, 2007 and January 31, 2007 there were no transactions with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: MMX Mineração e Metálicos S.A.				
Company and Related Persons	**(X) Board of Directors**	**( ) Executive Officers**	**( ) Audit Committee**	**( ) Technical and Consulting Committees**

Initial Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	256	0.01%	0.01%
Shares	Preferred	0	0.00%	0.00%

There were no transactions in the referred month

Securities / Derivatives	Securities Characteristics	Brokerage / House	Operation	Day	Quantity	Price	Volume (R$)

There were no transactions in the referred month

Final Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	512*	0.01%	0.01%
Shares	Preferred	0	0.00%	0.00%

Note: The informed total number of shares refers to the sum of shares owned by members of the referred group plus shares owned by their related persons.

* The increase was due to the split of shares approved in the Extraordinary Shareholders' Meeting held on January 25, 2007.

CONSOLIDATED FORM
Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between January 1st, 2007 and January 31, 2007 there were no transactions with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: MMX Mineração e Metálicos S.A.							
Company and Related Persons	**( ) Board of Directors**		**(X) Executive Officers**		**( ) Audit Committee**	**( ) Technical and Consulting Committees**	
Initial Balance							
Securities / Derivatives	Securities Characteristics				Quantity	% of participation	
						Same Class and Type	Total
Shares	Common				160	0.01%	0.01%
Shares	Preferred				0	0.00%	0.00%
There were no transactions in the referred month							
Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price	Volume (R$)
There were no transactions in the referred month							
Final Balance							
Securities / Derivatives	Securities Characteristics				Quantity	% of participation	
						Same Class and Type	Total
Shares	Common				320*	0.01%	0.01%
Shares	Preferred				0	0.00%	0.00%

Note: The informed total number of shares refers to the sum of shares owned by members of the referred group plus shares owned by their related persons.

* The increase was due to the split of shares approved in the Extraordinary Shareholders' Meeting held on January 25, 2007.

CONSOLIDATED FORM
Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between January 1st, 2007 and January 31, 2007 there were no transactions with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: MMX Mineração e Metálicos S.A.				
Company and Related Persons	**( ) Board of Directors**	**( ) Executive Officers**	**( ) Audit Committee**	**(X) Controlling Shareholders**

Initial Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	2,430,584	63.9%	63.9%
Shares	Preferred	0	0.00%	0.00%

There were no transactions in the referred month

Securities / Derivatives	Securities Characteristics	Brokerage / House	Operation	Day	Quantity	Price	Volume (R$)

There were no transactions in the referred month

Final Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	4,861,168	63.9%	63.9%
Shares	Preferred	0	0.00%	0.00%

Note: The informed total number of shares refers to the sum of shares owned by members of the referred Controlling Shareholder, plus shares owned by their related persons.

* The increase was due to the split of shares approved in the Extraordinary Shareholders' Meeting held on January 25, 2007.

CONSOLIDATED FORM

Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between February 1st, 2006 and February 28, 2007 there were no transactions with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: MMX Mineração e Metálicos S.A.				
Company and Related Persons	**(X) Board of Directors**	**() Executive Officers**	**() Audit Committee**	**() Technical and Consulting Committees**

Initial Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	512	0.01%	0.01%
Shares	Preferred	0	0.00%	0.00%

There were no transactions in the referred month

Securities / Derivatives	Securities Characteristics	Brokerage / House	Operation	Day	Quantity	Price	Volume (R$)

There were no transactions in the referred month

Final Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	512	0.01%	0.01%
Shares	Preferred	0	0.00%	0.00%

Note: The informed total number of shares refers to the sum of shares owned by members of the referred group plus shares owned by their related persons.

CONSOLIDATED FORM
Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between February 1st, 2006 and February 28, 2007 there were no transactions with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: MMX Mineração e Metálicos S.A.				
Company and Related Persons	**( ) Board of Directors**	**(X) Executive Officers**	**( ) Audit Committee**	**( ) Technical and Consulting Committees**

Initial Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	320	0.01%	0.01%
Shares	Preferred	0	0.00%	0.00%

There were no transactions in the referred month

Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price	Volume (R$)

There were no transactions in the referred month

Final Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	320	0.01%	0.01%
Shares	Preferred	0	0.00%	0.00%

Note: The informed total number of shares refers to the sum of shares owned by members of the referred group plus shares owned by their related persons.

CONSOLIDATED FORM

Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between February 1st, 2006 and February 28, 2007 there were no transactions with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: MMX Mineração e Metálicos S.A.				
Company and Related Persons	**( ) Board of Directors**	**( ) Executive Officers**	**( ) Audit Committee**	**(X) Controlling Shareholders**

Initial Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	4,861,168	63.9%	63.9%
Shares	Preferred	0	0.00%	0.00%

There were no transactions in the referred month

Securities / Derivatives	Securities Characteristics	Brokerage / House	Operation	Day	Quantity	Price	Volume (R$)

There were no transactions in the referred month

Final Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	4,861,168	63.9%	63.9%
Shares	Preferred	0	0.00%	0.00%

Note: The informed total number of shares refers to the sum of shares owned by members of the referred Controlling Shareholder, plus shares owned by their related persons.

CONSOLIDATED FORM
Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between March 1st, 2007 and March 31, 2007 there were no transactions with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: MMX Mineração e Metálicos S.A.				
Company and Related Persons	**(X) Board of Directors**	**( ) Executive Officers**	**( ) Audit Committee**	**( ) Technical and Consulting Committees**

Initial Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	512	0.01%	0.01%
Shares	Preferred	0	0.00%	0.00%

Securities / Derivatives	Securities Characteristics	Brokerage / House	Operation	Day	Quantity	Price	Volume (R$)

Final Balance

There were no transactions in the referred month

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	512	0.01%	0.01%
Shares	Preferred	0	0.00%	0.00%

Note: The informed total number of shares refers to the sum of shares owned by members of the referred group plus shares owned by their related persons.

CONSOLIDATED FORM
Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between March 1st, 2007 and March 31, 2007, the following transaction occurred in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: MMX Mineração e Metálicos S.A.							
Company and Related Persons	**( ) Board of Directors**		**(X) Executive Officers**		**( ) Audit Committee**	**( ) Technical and Consulting Committees**	
Initial Balance							
Securities / Derivatives	Securities Characteristics				Quantity	% of participation	
						Same Class and Type	Total
Shares	Common				320	0.01%	0.01%
Shares	Preferred				0	0.00%	0.00%
Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price	Volume (R$)
shares	common		Transfer	03/30/07	48,620		
Final Balance							
Securities / Derivatives	Securities Characteristics				Quantity	% of participation	
						Same Class and Type	Total
Shares	Common				48,940	0.64%	0.64%
Shares	Preferred				0	0.00%	0.00%

Note: The informed total number of shares refers to the sum of shares owned by members of the referred group plus shares owned by their related persons.

CONSOLIDATED FORM
Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between March 1st, 2007 and March 31, 2007, the following transaction occurred in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: MMX Mineração e Metálicos S.A.				
Company and Related Persons	**( ) Board of Directors**	**( ) Executive Officers**	**( ) Audit Committee**	**(X) Controlling Shareholders**

Initial Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	4,861,168	63.9%	63.9%
Shares	Preferred	0	0.00%	0.00%

Securities / Derivatives	Securities Characteristics	Brokerage / House	Operation	Day	Quantity	Price	Volume (R$)
shares	common		transfer	03/30/07	48,620		

Final Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	4,812,548	63.26%	63.26%
Shares	Preferred	0	0.00%	0.00%

Note: The informed total number of shares refers to the sum of shares owned by members of the referred Controlling Shareholder, plus shares owned by their related persons.

MMX Mineração e Metálicos S.A.
(Companhia aberta)

Demonstrações financeiras em 31 de dezembro de 2006 e 2005

MMX Mineração e Metálicos S.A.
(Companhia aberta)

Demonstrações financeiras

em 31 de dezembro de 2006 e 2005

Conteúdo

Relatório da Administração

A MMX investe por meio de suas controladas, em operações integradas de mineração, beneficiamento, produção e logística de minério de ferro e de insumos para a siderurgia, com o objetivo de alcançar uma posição de destaque no Brasil e no exterior.

As operações foram planejadas e organizadas em sistemas integrados, independentes e denominados de Sistema MMX Corumbá, Sistema MMX Amapá e Sistema MMX Minas-Rio. A empresa controlada pela Companhia, MMX Metálicos Brasil Ltda., é a responsável e irá desenvolver o projeto de usinas de ferro-gusa e produtos semi-acabados, dos sistemas Corumbá e Amapá, e da planta de pelotização do Sistema Minas-Rio.

Informações detalhadas dos Sistemas MMX, dos investimentos envolvidos para o desenvolvimento dos projetos e os estudos de viabilidade estão disponíveis no nosso *Web site* www.mmx.com.br/ri.

MMX no Novo Mercado

A Oferta Pública de Ações Ordinárias foi encerrada em 24 de agosto e realizada com sucesso. A distribuição, direcionada para investidores qualificados no Brasil e no exterior, foi de 1.373 mil ações e alcançou valor bruto de R$1.042 milhões. O preço unitário, determinado pelo processo de *bookbuilding*, foi fixado em R$815,00.

A MMX ingressou no Novo Mercado da Bovespa, com o início da negociação das suas novas ações ordinárias, sob o código **MMXM3**. A Companhia passou a integrar a carteira do Índice de Ações com Governança Corporativa Diferenciada (IGC). A cotação das ações é unitária e negociada em lote de cem ações.

Ao listar suas ações no segmento do Novo Mercado, a MMX se compromete a agir dentro das melhores práticas de Governança Corporativa.

O Conselho de Administração é composto por 9 membros, dos quais 6 são independentes. Por decisão do Conselho, foi criado Comitê de Auditoria, composto por 3 membros, todos independentes em relação ao acionista controlador e aos demais membros de sua Administração.

Nos termos da Instrução CVM nº 381/03, a MMX Mineração e Metálicos S.A. tem como procedimento submeter os honorários e tipos de serviços a serem prestados por seus auditores independentes à aprovação do Conselho de Administração da Companhia. A política de contratação adotada atende aos princípios que preservam a independência do auditor, de acordo com critérios internacionalmente aceitos, quais sejam: o auditor não deve auditar o seu próprio trabalho nem exercer funções gerenciais para o seu cliente ou promover os interesses deste.

O capital da MMX é composto exclusivamente por ações ordinárias, sendo assegurado aos minoritários, conforme Estatuto Social da Companhia, tratamento igualitário àquele dado ao acionista controlador, em caso de alienação de controle (*tag along* de 100%).

O capital social é representado por 3.804 mil ações, e o *free float* alcança 32% do total. A participação de investidores estrangeiros no *free float* é de 77% e de 25% no capital total da Companhia.

A cotação das ações da MMX alcançou R$920,00 em 31 de dezembro de 2006, representando uma valorização de 13% em relação ao preço da Oferta Pública. O valor de mercado da MMX ao final de 2006 era de R$3,5 bilhões.

No exercício de 2006, as demonstrações financeiras da Controladora apresentadas estão relacionadas:

- ao recebimento dos recursos provenientes da Oferta Publica de ações, realizada no final de julho, e respectivos custos dessa operação;

- ao resultado negativo de equivalência representa a operação da Estrada de Ferro do Amapá (EFA), assim como o início de operação da controlada MMX Corumbá Mineração Ltda., incluindo os encargos financeiros; e

- às despesas decorrentes da manutenção da Companhia.

Desenvolvimento dos Sistemas MMX

Sistema MMX Corumbá

- A mina 63 está em operação desde dezembro de 2005 e alcançou em 2006 produção de 751 mil toneladas de minério de ferro;

- O volume exportado em 2006 foi de 65 mil toneladas, direcionado a Lucchini Spa e Aceros del Paraguay S.A.; e

- A Planta de Gusa obteve, em 16 de agosto de 2006, a licença de Instalação. Em setembro foi iniciada a construção do primeiro alto forno, que deverá entrar em operação em meados de 2007, conforme previsto. O segundo alto forno deverá entrar em operação em setembro de 2007.

A produção esperada de ferro-gusa é de 400 mil toneladas ao ano[2] e deverá atingir plena capacidade em 2008.

Em 15 de janeiro de 2007 divulgamos que a MMX Metálicos Brasil Ltda. recebeu do Instituto do Meio Ambiente Pantanal - IMAP/MS a Licença de Instalação ("LI") para a ampliação da sua Usina de Produção de Ferro Gusa. Nos termos da LI, a MMX Metálicos poderá iniciar, em Corumbá, as obras de instalação de unidades de Sinterização, Aciaria e Laminação, conforme planos da Companhia já divulgados para o mercado.

Em Comunicado divulgado em 15 de fevereiro de 2007 a Companhia informou que foi iniciado o projeto de plantio de eucalipto, dentro do programa de reflorestamento do Sistema MMX Corumbá. O programa visa o desenvolvimento da base florestal própria, que suprirá o carvão necessário à operação de ferro gusa de forma sustentável e ambientalmente correta.

Todos os parâmetros utilizados na elaboração do projeto florestal seguem a política de meio ambiente da MMX, que prima pela sustentabilidade dos empreendimentos, conciliando desenvolvimento econômico com a preservação da natureza.

Sistema MMX Amapá

Em 21 de setembro de 2006, foi divulgado que a mineradora norte-americana Cleveland-Cliffs Inc. celebrou acordo preliminar com a Centennial Asset Amapá Participações S.A., empresa que detém 30% da MMX Amapá, para a aquisição desta participação por US$133 milhões[1].

- A mina Amapá obteve Licença de Instalação em 16 de agosto de 2006. Com empresa de engenharia contratada, as obras de terraplanagem e barragem foram iniciadas em setembro. O ritmo de construção e o avanço das obras civis da planta de beneficiamento e da barragem estão de acordo com o cronograma estabelecido. Todos os equipamentos necessários para a operação foram adquiridos, com o recebimento previsto de acordo com o cronograma de entrada em operação da planta de beneficiamento. O início das operações está previsto para o quarto trimestre de 2007;

- A Estrada de Ferro do Amapá (EFA), com contrato de concessão por 20 anos, obteve Licença de Operação em agosto de 2006. Os equipamentos (vagões e locomotivas) estão sendo reformados, assim como a via permanente; e

- A Licença Prévia para o terminal portuário foi obtida em 16 de agosto de 2006. O início das obras está previsto para meados de 2007, após a obtenção da Licença de Instalação.

O Sistema compreenderá a produção de minério de ferro, que deverá atingir a capacidade de 6,5 milhões de toneladas/ano[2] em meados de 2008, sendo 72% de finos de pelotização.

O Sistema conta com a EFA para o escoamento de sua produção de minério de ferro até o Porto de Santana no Estado do Amapá.

Foi firmado, em 8 de junho de 2006, com a GIIC (Gulf Industrial Investment Corporation) um contrato que estabelece o suprimento anual de até 6,5 milhões de toneladas/ano[2] de minério de ferro a partir de 2007.

---

[2] Não auditado pela KPMG Auditores Independentes

Sistema MMX Minas-Rio

Foi protocolado no IBAMA, em agosto de 2006, o Estudo de Impacto Ambiental (EIA-RIMA) para o projeto do mineroduto, primeira etapa para o licenciamento ambiental do empreendimento.

A MMX, visando a promover o diálogo e alinhada com seu compromisso de transparência, organizou reuniões com as comunidades dos 32 (trinta e dois) municípios incluídos no trajeto do mineroduto. Os eventos foram realizados ao longo dos meses de outubro e novembro de 2006.

A postura pró-ativa e transparente da Companhia, levando antecipadamente às Comunidades o seu projeto, resultará na agilidade em obter o licenciamento ambiental necessário para iniciar a construção do mineroduto.

Conforme já anunciado, foi formalizada em junho passado a decisão dos Governos dos Estados de Minas Gerais e Rio de Janeiro em colaborar com a implantação de corredor logístico, entre os dois estados.

Em Comunicado divulgado em 26 de março de 2007 informamos que o IBAMA estabeleceu o cronograma para a realização das audiências públicas e vistorias de áreas relativas ao mineroduto do Sistema Integrado Minas-Rio, que serão concluídos no dia 20 de abril de 2007.

De todos os 32 municípios que serão percorridos pelo mineroduto, todos visitados pela MMX, apenas 3 requereram a realização de audiências públicas formais.

A Companhia reafirma sua crença na obtenção das licenças exigidas por lei em tempo para atingir o cronograma de início de produção do Sistema Integrado MMX Minas-Rio.

O Porto do Açu, localizado no Município de São João da Barra, Estado do Rio de Janeiro, será o centro de escoamento da produção de minério de ferro do Sistema Integrado MMX Minas-Rio e tem potencial para ser o novo pólo de infra-estrutura logística do Sudeste do Brasil. A Licença Prévia Ambiental para a implantação do empreendimento foi concedida pela FEEMA - Fundação Estadual de Engenharia do Meio Ambiente em 28 de dezembro de 2006.

O Sistema Minas-Rio compreenderá a produção de minério de ferro, que deverá atingir plena capacidade em 2011 com 26,5 milhões de toneladas ao ano[2] de finos de pelotização. O minério será escoado através de um mineroduto de aproximadamente 525 km, que ligará a planta de beneficiamento a ser construída no Município de Alvorada de Minas (MG) ao Porto do Açu (RJ).

Financiamentos

Informamos a situação atual das linhas de crédito, obtidas e acordadas, para os projetos que estão em andamento:

Projetos em andamento	Financiamento US$ milhões	Instituição	Status	Prazo
Mina e Logística				
Corumbá	57	ABC/Unibanco/Itaú/ BNDES [2]	Assinado	2,7 anos
Amapá	250	Itaú BBA/ABC/BNDES (1)	Assinado	7 a 10 anos
Minas-Rio Metálicos	1.518	Unibanco/Sindicato/ BNDES	Empréstimo-ponte de US$50 milhões	12 anos
Corumbá	90	Credit Suisse/BNP (1)	Empréstimo-ponte de US$50 milhões	7 anos

(1) Conforme Nota de Eventos Subseqüentes.

Recursos geológicos[2]

Os estudos de estimativas de recursos e reservas, com dados de pesquisa até 31 de março de 2006, estão sendo auditados segundo o padrão de referência canadense NI-43.101. A divulgação está prevista para meados de 2007.

A pesquisa geológica contínua e a análise dos dados coletados deverá ser concluída no terceiro trimestre de 2007. O resultado da análise poderá ampliar nossos recursos e reservas geológicas, pois foi iniciada a pesquisa em direitos minerários do Sistema Minas-Rio (Serra do Sapo) adquiridos após 31 de março 2006.

Informamos abaixo o avanço do programa de sondagem realizado de março de 2006 até março de 2007:

- MMX Corumbá: 1.175 metros de um total de 3.337 metros perfurados;
- MMX Amapá: 16.423 metros de um total de 27.952 metros perfurados;
- MMX Minas-Rio: 18.435 metros de um total de 27.722 metros perfurados.

Demonstrações financeiras consolidadas

No exercício de 2006, as demonstrações financeiras apresentadas refletem a fase de implementação das controladas da Companhia, representada por investimentos, custos e despesas relacionados aos projetos em desenvolvimento.

A disponibilidade de caixa apresentada reflete os recursos recebidos pela Oferta Pública e os financiamentos obtidos.

Como estratégia para prevenção e redução dos efeitos da flutuação da taxa de câmbio especialmente sobre os investimentos em moeda local, a Administração adota a política de manter derivativos, através de operações a termo de moeda, ativos em reais e passivos em dólares, todas registradas na CETIP.

A Companhia obteve em 2006 resultados positivos líquidos realizados de R$26.989, levados ao diferido pelas suas controladas em fase pré-operacional. No encerramento do exercício, as operações em aberto representavam resultados positivos líquidos, não realizados, no montante de R$20.273. [2]

Na liquidação das operações de termo de moeda no 1° trimestre de 2007 a Companhia obteve resultado positivo líquido de R$44.503, esse valor inclui o resultado obtido nas operações existentes em 31 dezembro de 2006. [2]

A Companhia mantém posições em aberto, com vencimento no segundo semestre de 2007 e vem realizando ganhos especialmente em decorrência da valorização do Real. Cabe destacar que esse resultado está sujeito as variações de taxas de câmbio enquanto mantivermos as operações em aberto. No caso de desvalorização da moeda, a Companhia poderá apurar resultados negativos nessas operações. [2]

Eventos Subseqüentes

(a) Contrato de Venda de Ferro Gusa

Em 5 de janeiro de 2007, a controlada MMX Metálicos Brasil e a Cargill, Incorporated ("Cargill") assinaram acordo de longo prazo para o fornecimento de produção de ferro-gusa do Sistema MMX Corumbá, com garantia firme de retirada e entrega.

Com o compromisso de comprar o volume acordado a partir de agosto de 2007, a Cargill passará a ter exclusividade, com exceção para a América do Sul, na comercialização da produção de ferro-gusa adquirida da MMX Metálicos proveniente do Sistema MMX Corumbá.

(b) Licenças

Em 10 de janeiro de 2007, a controlada MMX Amapá Mineração Ltda., recebeu termo de autorização expedido pelo Diretor-Geral da Agência Nacional de Transportes Aquaviários-ANTAQ, o qual autoriza a construção e exploração, por tempo indeterminado, de terminal portuário misto de uso privativo, localizado na área portuária do Município de Santana, Estado do Amapá.

(c) Em 25 de janeiro de 2007, a MMX iniciou o programa de desdobramento de suas ações, conforme divulgado no Prospecto referente a Oferta Pública. A proposta de emissão de uma ação nova para cada existente foi aprovada em Assembléia Geral Extraordinária realizada na data acima mencionada. O capital social da Companhia passou a ser representado por 7.607.756 (sete milhões seiscentos e sete mil setecentos e cinqüenta e seis) ações ordinárias. Ao final de março de 2007, a cotação da MMX alcançou R$751,00, representando aumento de 84% em relação ao preço de emissão da Oferta.

O programa prevê um segundo desdobramento, na mesma proporção do realizado em janeiro, e um terceiro, na proporção de nove ações novas para cada ação existente na ocasião. As propostas serão levadas para aprovação em Assembléia Geral Extraordinária em julho de 2007 e janeiro de 2008, respectivamente.

(d) Em 5 de fevereiro de 2007, foi iniciado o programa de Global Depositary Receipts - Nível 1 da MMX, aprovado pela Comissão de Valores Mobiliários - CVM, tendo como instituição custodiante o Banco Itaú e o Bank of New York como instituição depositária. Após o desdobramento aprovado em janeiro, cada ação ordinária equivale a 20 GDRs.

(e) **Aquisição de terreno**

A Companhia através da sua controlada MPC assinou opção de compra de imóvel no litoral do estado de São Paulo, área na qual a Companhia está realizando estudos para empreendimento portuário para servir o escoamento da produção do Sistema Integrado MMX Corumbá.

(f) **Empréstimos e financiamentos**

Em 22 de fevereiro de 2007, as controladas MMX Amapá e MMX Logística do Amapá assinaram contrato de empréstimo no valor total de US$250.000 mil, sendo US$200.000 mil em linhas do Banco Itaú BBA e US$50.000 mil em linhas do Banco ABC Brasil.

(g) **MMX Amapá**

Em 2 de março de 2007, foi finalizada a operação de compra das ações da Centennial Amapá pela Cleveland-Cliffs, Inc., maior mineradora de ferro e maior produtora de pelotas dos EUA. A MMX e sua atual sócia aprovaram novo orçamento para o Sistema Integrado MMX Amapá, no valor total estimado de US$347 milhões (2), contemplando principalmente o aprimoramento da planta de beneficiamento do Sistema.

Deste total, US$250 milhões já são objeto de uma linha de crédito, na modalidade de project finance, contratada com o Banco Itaú BBA S.A. e o Banco ABC Brasil S.A.

(h) **Constituição de controlada**

Em assembléia geral de constituição realizada, em 1° de março de 2007, a Companhia e sua controlada indireta MPC constituíram a LLX Logística S.A. ("LLX Logística") que terá como objeto a prestação de serviços de logística integrada de transporte.

(i) O Conselho de Administração da Companhia aprovou na mesma data a reorganização societária das atividades atualmente desenvolvidas pela MMX Minas-Rio Mineração e Logística Ltda. ("MMX Minas-Rio"). A reorganização contempla, principalmente:

- A criação de duas novas empresas, a LLX Minas-Rio Logística Ltda. ("LLX Minas-Rio"), que deterá o mineroduto e a área do Porto do Açu reservada para a construção do terminal portuário de minério de ferro (aproximadamente 300 hectares) e a LLX Porto do Açu Ltda. ("LLX Açu"), que será a proprietária da porção remanescente do Porto do Açu (aproximadamente 5.700 hectares);

- Alteração do nome da MMX Minas-Rio para MMX Minas-Rio Mineração Ltda.; e

- Criação da LLX Logística S.A., que passará a ser a holding das atividades logísticas da Companhia, que contará com administração independente, tendo sido nomeados para integrar sua diretoria o Sr. Ricardo Antunes, Diretor-Presidente, e a Sra. Eliane Lustosa, Diretora Financeira. O Sr. Antunes é atualmente Diretor Comercial da MMX, cargo que acumulará apenas provisoriamente.

  A reorganização não implicará em qualquer diluição aos atuais acionistas da MMX, proporcionando à Companhia oportunidade única para extrair o máximo valor de seus ativos de logística, com alto potencial para desenvolver a indústria logística e de infra-estrutura nacional, que representa hoje um dos principais gargalos para o crescimento da economia do país.

(j) **Contrato de Fornecimento de minério de ferro com a GIIC**

Em Fato Relevante divulgado em 27 de março de 2007, informamos que a GIIC decidiu aumentar o volume contratado para 13 milhões de toneladas de minério de ferro, ao exercer a opção de adquirir 6,5 milhões de toneladas adicionais. O minério a ser fornecido será originado dos Sistemas Integrados MMX Amapá e MMX Minas-Rio.

Parecer dos auditores independentes

Ao
Conselho de Administração e aos Acionistas da
MMX Mineração e Metálicos S.A.
Rio de Janeiro - RJ

1. Examinamos os balanços patrimoniais da MMX Mineração e Metálicos S.A. e os balanços patrimoniais consolidados dessa Companhia e suas controladas, levantados em 31 de dezembro de 2006 e 2005, e as respectivas demonstrações de resultados, das mutações do patrimônio líquido e das origens e aplicações de recursos, correspondentes aos exercícios findos naquelas datas, elaborados sob a responsabilidade de sua Administração. Nossa responsabilidade é a de expressar uma opinião sobre essas demonstrações financeiras.

2. Nossos exames foram conduzidos de acordo com as normas de auditoria aplicáveis no Brasil e compreenderam: (a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume de transações e os sistemas contábeis e de controles internos da Companhia e suas controladas; (b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis divulgados; e (c) a avaliação das práticas e das estimativas contábeis mais representativas adotadas pela Administração da Companhia e suas controladas, bem como da apresentação das demonstrações financeiras tomadas em conjunto.

3. Em nossa opinião, as demonstrações financeiras acima referidas representam, adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira da MMX Mineração e Metálicos S.A. e a posição patrimonial e financeira consolidada dessa Companhia e suas controladas em 31 de dezembro de 2006 e 2005, o resultado de suas operações, as mutações do seu patrimônio líquido e as origens e aplicações de seus recursos, correspondentes aos exercícios findos naquelas datas, de acordo com as práticas contábeis adotadas no Brasil.

4. Nossos exames foram efetuados com o objetivo de formarmos uma opinião sobre as demonstrações financeiras tomadas em conjunto. As demonstrações dos fluxos de caixa representam informações complementares a essas demonstrações, não são requeridas pelas práticas contábeis adotadas no Brasil e estão sendo apresentadas para possibilitar uma análise adicional. Essas informações complementares foram submetidas aos mesmos procedimentos de auditoria aplicados às demonstrações financeiras e, em nossa opinião, estão apresentadas, em todos os aspectos relevantes, adequadamente em relação às demonstrações financeiras, tomadas em conjunto.

5. Conforme comentado na Nota Explicativa nº 1, as controladas MMX Amapá Mineração Ltda., MMX Metálicos Brasil Ltda., MMX Minas-Rio Mineração e Logística Ltda., MPC Mineração e Pesquisa Ltda. e IRX Mineração Ltda., encontram-se em fase pré-operacional. Desta forma, os resultados correspondentes às atividades pré-operacionais destas controladas encontram-se registrados no ativo diferido, exceto pelos gastos que não estão diretamente associados a quaisquer benefícios futuros, os quais foram transferidos do ativo diferido para o resultado do exercício. A Companhia possui também saldo de ágio oriundo da aquisição de controlada. A recuperação dos valores registrados no ativo permanente depende do sucesso das operações futuras da Companhia e suas controladas, bem como as controladas dependem do suporte financeiro dos acionistas e/ou de recursos de terceiros até que as operações se tornem rentáveis. Os planos da Administração com relação às atividades operacionais estão descritos na mesma Nota Explicativa nº 1.

29 de março de 2007

KPMG Auditores Independentes
CRC-SP-14.428/O-6-F-RJ

Manuel Fernandes Rodrigues de Sousa
Contador CRC-RJ-052.428/O-2

MMX Mineração e Metálicos S.A.
(Companhia aberta)

Balanços patrimoniais

em 31 de dezembro de 2006 e 2005

(Em milhares de Reais)

Ativo	Nota	Controladora 2006	Controladora 2005	Consolidado 2006	Consolidado 2005
Circulante					
Disponibilidades	5	727.843	10.660	779.212	19.903
Contas a receber	6	-	-	4.640	-
Estoques	7	-	-	37.330	-
Adiantamentos diversos	8	585	-	14.198	102
Impostos a recuperar		7.442	-	18.820	217
Depósito vinculado	9	6.000	-	6.000	-
Retenções contratuais	10	145.282	-	145.282	-
Empresas controladas e coligadas	16	163.360	-	-	-
Outros créditos		421	-	4.780	-
		1.050.933	10.660	1.010.262	20.222
Não Circulante					
Realizável a longo prazo					
Empresas controladas e coligadas	16	-	-	-	656
Despesas antecipadas		-	-	267	-
Depósitos judiciais	11	-	-	687	-
		-	-	954	656
Ativo permanente					
Investimentos	12	5.947	3.819	2.176	-
Intangível:					
Ágio na aquisição de controlada	12	-	-	125.105	177.513
Direitos minerais e concessão	13	-	-	87.730	49.490
Imobilizado	14	15.527	-	206.678	7.137
Diferido	15	-	-	159.575	17.201
		21.474	3.819	581.264	251.341
		1.072.407	14.479	1.592.480	272.219

Passivo	Nota	Controladora 2006	Controladora 2005	Consolidado 2006	Consolidado 2005
Circulante					
Fornecedores		9.813	-	66.495	470
Impostos e contribuições a recolher		2.007	-	15.596	415
Empréstimos e financiamentos	17	10.130	-	256.369	81.687
Obrigações com aquisições de investimentos	20	-	-	28.127	89.177
Empresas controladas e coligadas	16	-	357	-	338
Provisão para passivo a descoberto	12b	2.059	-	-	-
Outras obrigações		618	98	3.306	359
		24.627	455	369.893	172.446
Não Circulante					
Exigível a longo prazo					
Empréstimos e financiamentos	17	-	-	131.503	-
Obrigações com aquisições de investimentos	20	-	-	30.182	85.747
Provisão para contingências	18	-	-	687	-
Obrigações com aquisição de imobilizado	14	-	-	10.770	-
		-	-	173.142	85.747
Participações de minoritários		-	-	1.665	2
Patrimônio líquido	21				
Capital social		1.142.515	16.703	1.142.515	16.703
Prejuízos acumulados		(94.735)	(2.679)	(94.735)	(2.679)
		1.047.780	14.024	1.047.780	14.024
		1.072.407	14.479	1.592.480	272.219

As notas explicativas são parte integrante das demonstrações financeiras.

MMX Mineração e Metálicos S.A.
(Companhia aberta)

Demonstrações de resultados

Exercícios findos em 31 de dezembro de 2006 e 2005

(Em milhares de Reais)

	Controladora		Consolidado	
	2006	**2005**	**2006**	**2005**
Receita operacional bruta	-	-	9.392	-
Deduções	-	-	(215)	-
Receita operacional líquida	-	-	9.177	-
Custos dos produtos vendidos e dos serviços prestados	-	-	(17.852)	-
Prejuízo bruto	-	-	(8.675)	-
Outras receitas (despesas) operacionais				
Administrativas e gerais	(54.759)	(222)	(60.005)	(222)
Comerciais	-	-	(342)	-
Receitas financeiras	57.816	36	58.842	36
Despesas financeiras	(79.115)	-	(79.745)	-
Resultado de equivalência patrimonial	(13.939)	(2.136)	-	-
Outras despesas operacionais	(2.059)	-	(7.365)	-
Prejuízo operacional	(92.056)	(2.322)	(97.290)	(186)
Resultado não operacional	-	-	(1.397)	(2.136)
Prejuízo antes das participações minoritárias	(92.056)	(2.322)	(98.687)	(2.322)
Participações minoritárias	-	-	6.631	-
Prejuízo do exercício	(92.056)	(2.322)	(92.056)	(2.322)
Prejuízo por lote de mil ações - R$	(24)	(25)		
Quantidade de ações ao final do exercício (por lote de mil)	3.804	92		

As notas explicativas são parte integrante das demonstrações financeiras.

MMX Mineração e Metálicos S.A.
(Companhia aberta)

Demonstrações das mutações do patrimônio líquido

Exercícios findos em 31 de dezembro de 2006 e 2005

(Em milhares de Reais)

	Capital social	Prejuízos acumulados	Total
Saldos em 1º de janeiro de 2005	20	(357)	(337)
Aumento de capital em dinheiro	16.683	-	16.683
Prejuízo do exercício	-	(2.322)	(2.322)
Saldos em 31 de dezembro de 2005	16.703	(2.679)	14.024
Aumento de capital referente a incorporação (nota 21a)	15.210	-	15.210
Redução de capital referente a incorporação (nota 21a)	(8.293)	-	(8.293)
Aumento de capital - oferta pública de ações (nota 21a)	1.118.895	-	1.118.895
Prejuízo do exercício	-	(92.056)	(92.056)
Saldos em 31 de dezembro de 2006	1.142.515	(94.735)	1.047.780

As notas explicativas são parte integrante das demonstrações financeiras.

MMX Mineração e Metálicos S.A.
(Companhia aberta)

Demonstrações das origens e aplicações de recursos

Exercícios findos em 31 de dezembro de 2006 e 2005

(Em milhares de Reais)

	Controladora		Consolidado	
	2006	**2005**	**2006**	**2005**
Aplicações de recursos				
Das operações				
Prejuízo do exercício	92.056	2.322	92.056	2.322
Itens que não afetam o capital circulante				
Depreciação e amortização	(49)	-	(911)	-
Resultado da equivalência patrimonial	(13.939)	(2.136)	-	-
Provisão para passivo a descoberto	(2.059)	-	-	-
Variações monetárias e juros de longo prazo	-	-	(590)	-
Custo residual do ativo permanente baixado	-	-	(1.397)	(2.136)
Participações minoritárias	-	-	(6.631)	(2)
	76.009	186	82.527	184
Recursos aplicados nas operações				
Liquidação de créditos com pessoas ligadas	-	-	-	656
Aumento de realizável a longo prazo	-	-	1.079	-
Redução do exigível a longo prazo	-	-	149.874	-
Aplicações em investimentos permanentes em outras sociedades	18.126	5.956	-	177.513
Aquisições de direitos minerais	-	-	39.637	50.475
Aquisições de bens do imobilizado	15.576	-	200.450	7.137
Adições no ativo diferido	-	-	142.375	18.353
	33.702	5.956	533.415	254.134
Total das Aplicações	109.711	6.142	615.942	254.318
Origem de recursos				
Dos acionistas				
Aumento de capital, líquido	1.125.812	16.683	1.125.812	16.683
De terceiros				
Emprestimos obtidos	-	-	131.503	-
Aumento do exigível a longo prazo	-	-	100.207	85.747
Redução no valor da aquisição de investimento	-	-	50.232	-
Redução do realizável a longo prazo	-	-	781	-
Total das Origens	1.125.812	16.683	1.408.535	102.430
Aumento (redução) do capital circulante líquido	1.016.101	10.541	792.593	(151.888)
Demonstração das variações no capital circulante líquido				
Ativo circulante				
No fim do exercício	1.050.933	10.660	1.010.262	20.222
No início do exercício	10.660	3	20.222	3
	1.040.273	10.657	990.040	20.219
Passivo circulante				
No fim do exercício	24.627	455	369.893	172.446
No início do exercício	455	339	172.446	339
	(24.172)	(116)	(197.447)	(172.107)
	1.016.101	10.541	792.593	(151.888)

As notas explicativas são parte integrante das demonstrações financeiras.

MMX Mineração e Metálicos S.A.
(Companhia aberta)

Notas explicativas às demonstrações financeiras

Exercícios findos em 31 de dezembro de 2006 e 2005

(Em milhares de Reais, exceto quando mencionado em contrário)

1 Contexto operacional

MMX Mineração e Metálicos S.A. ("MMX" ou "Companhia") é uma sociedade anônima de capital aberto. Os atuais controladores da MMX adquiriram, em 9 de novembro de 2005, a totalidade das ações representativas do capital social da Companhia, operação esta que foi aprovada, em 29 de novembro de 2005, pela Comissão de Valores Mobiliários - ("CVM"). Em 21 de julho de 2006, a MMX protocolou o prospecto definitivo referente a uma oferta pública inicial, por meio da qual a Companhia emitiu 1.262.590 ações ordinárias nominativas que passaram a ser negociadas no segmento do Novo Mercado da Bolsa de Valores de São Paulo - ("BOVESPA") a partir de 24 de julho de 2006. A liquidação financeira da referida oferta pública foi realizada em 26 de julho de 2006, tendo a Companhia, naquela ocasião, promovido um aumento de capital no valor de R$1.029.011.

Em 18 de agosto de 2006, foi exercida pelo Banco de Investimentos Credit Suisse (Brasil) S/A ("Credit Suisse"), após consultado o Coordenador Líder, a opção para a subscrição de um lote suplementar de 110.288 ações, escriturais, nominativas e sem valor nominal, de emissão da Companhia ("Ações do Lote Suplementar"), ao preço de R$815,00 por ação, que resultou em um aumento de capital adicional no valor de R$89.884.

Em 24 de agosto de 2006, a Companhia encerrou a oferta pública, e considerando as ações do lote suplementar, foram disponibilizadas ao mercado 1.372.878 ações, as quais, no total, representam 36,1% do capital social da Companhia nesta data, ao preço de R$815,00 por ação ("Preço por Ação"), que resultou em aumento de capital no valor total de R$1.118.896.

Em 27 de outubro a MMX protocolou pedido de aprovações de Programa de Global Depositary Receipts - Nível I que foi iniciada em 5 de fevereiro de 2007, conforme Nota Explicativa nº 26e.

A MMX tem como objeto social a atuação nas seguintes áreas principais de negócio: extração, transformação, transporte e comercialização de minérios em geral; fabricação, transformação, transporte e comercialização de insumos siderúrgicos, bem como a construção, operação e exploração de terminais marítimos e ferrovias.

A MMX desenvolve, diretamente ou por meio de empresas controladas, projetos nas áreas de mineração, logística e indústria de produtos metálicos e de insumos siderúrgicos de valor agregado, sempre a partir do minério de ferro de produção própria. A Companhia detém recursos minerais, decorrentes da aquisição e do requerimento de direitos minerários, nos quais a MMX realiza a pesquisa e lavra de minério de ferro. No contexto dos estudos de viabilidade desenvolvidos pela Companhia e suas controladas para seus projetos, a Companhia cubou, de acordo com informação geológica obtida e analisada até 31 de março de 2006, recursos minerais, dentre medidos, indicados e inferidos, na ordem de 1.153 mil toneladas (*), conforme estudo de auditoria de recursos geológicos realizado pela empresa especializada SRK Consulting. Nas regiões geográficas onde os recursos da Companhia e de suas controladas estão inseridos, a Companhia administra e/ou desenvolve sistemas logísticos, com vistas ao escoamento da sua produção e ao atendimento público, sob a modalidade de concessão pública.

Em 31 de dezembro de 2006 e 2005 a MMX possuía, através de empresas controladas com participação direta e/ou indireta, os seguintes projetos:

a. Desenvolvimento de atividades de pesquisa mineral (exceto cobre e metais preciosos) nos Municípios de Pedra Branca do Amapari e de Serra do Navio, no Estado do Amapá, por meio de um contrato de exploração celebrado entre a controlada MMX Amapá Mineração Ltda. ("MMX Amapá") e a empresa Mineração Pedra Branca do Amapari Ltda. ("MPBA"), subsidiária da empresa canadense Goldcorp Inc. A Companhia concluiu estudo de viabilidade referente a este projeto, elaborado pela empresa especializada Natrontec - Estudos e Engenharia de Processos Ltda. ("Natrontec"), que, além da mina, compreende operações ferroviárias e portuárias, que estimou os investimentos necessários em US$272.000 mil (*), com entrada em operação prevista para o 4° trimestre de 2007. Os investimentos foram avaliados pela Companhia e estão atualmente estimados em US$347.000 mil (*).

(Em milhares de reais, exceto quando mencionado em contrário)

b. A controlada MMX Minas-Rio Mineração e Logística Ltda. (doravante "MMX Minas-Rio"), diretamente ou por meio da sua controlada MPC Mineração e Pesquisa Ltda. ("MPC"), é titular de direitos minerais localizados no Quadrilátero Ferrífero e na Serra do Espinhaço, no Estado de Minas Gerais. Esses ativos darão suporte ao sistema denominado "Sistema MMX Minas-Rio", que visa à produção de minério de ferro e o seu escoamento por meio de um mineroduto com uma extensão de aproximadamente 525 quilômetros, que ligará a região produtora até o Município de São João da Barra, no Estado do Rio de Janeiro, onde a Companhia, por meio de uma de suas controladas, já é titular de um imóvel com 6.000 hectares, apropriado para a construção de um porto com capacidade para receber navios de grande calado. A Companhia concluiu estudo de viabilidade, elaborado e/ou compilado pela empresa especializada SRK Consulting, referente a este projeto, o qual estimou os investimentos necessários em US$2.033.000 mil (*), incluindo os investimentos referentes à aquisição de direitos minerários, com entrada em operação prevista para o exercício social de 2009. Em 22 de março de 2007 o Conselho da Administração aprovou a reorganização societária dessa atividade, conforme mencionado nas Notas Explicativas nºs 26g e 26h.

c. A Companhia, através da controlada MMX Amapá, constituiu a MMX Logística do Amapá Ltda. ("MMX Logística do Amapá") em 23 de fevereiro de 2006, após o processo de licitação iniciado no ano de 2005, com o propósito de receber do Estado do Amapá a Concessão para Exploração do Serviço de Transporte Ferroviário de Cargas e Passageiros na Estrada de Ferro Amapá ("EFA"). A concessão da operação da ferrovia, pelo prazo de 20 anos, renovável por um prazo adicional de 20 anos, nos termos da lei, visa, dentre outras atividades de natureza pública, a desenvolver a logística de transporte do minério de ferro a ser extraído das minas detidas pela Companhia no Estado do Amapá, para cumprir contrato de suprimento firmado com a MMX Amapá.

Pelo Contrato de Concessão, a MMX Logística do Amapá deverá investir nos dois primeiros anos de concessão o total de R$40.700 (*) na recuperação da ferrovia. Pela outorga, a MMX Amapá efetuou, em 7 de março de 2006, o pagamento no valor de R$814 ao Estado do Amapá, equivalente a 2% do valor estimado dos investimentos em recuperação.

Ao longo do segundo semestre de 2006, a MMX Logística do Amapá iniciou suas operações e encontra-se cumprindo as obrigações com terceiros assumidas pelo contrato de concessão, na medida em que sua controladora, MMX Amapá, iniciará sua operação somente em 2007.

(Em milhares de reais, exceto quando mencionado em contrário)

d. Em 12 de abril de 2006, o acionista controlador da MMX integralizou aumento de capital mediante a conferência à Companhia de quase a totalidade das quotas representativas do capital social da empresa MMX Corumbá Participações Ltda.

Em 18 de abril de 2006, a Companhia promoveu a cisão plena da MMX Corumbá Participações Ltda., com absorção integral de seu patrimônio pelas empresas controladas MMX Corumbá Mineração Ltda. ("MMX Corumbá") e MMX Metálicos Brasil Ltda. ("MMX Metálicos"). Como a empresa cindida não tinha outros ativos ou passivos, a operação de cisão foi implementada sem aumento de capital nas empresas receptoras, passando a Companhia a deter, diretamente, a quase totalidade das quotas representativas do capital social das empresas controladas MMX Corumbá e MMX Metálicos.

A controlada MMX Corumbá é detentora e arrenda direitos de lavra no Município de Corumbá, no Estado do Mato Grosso do Sul, e encontra-se em fase de operação, cujo primeiro faturamento ocorreu em julho de 2006. A Companhia concluiu estudo de viabilidade referente a este projeto, elaborado pela empresa especializada Natrontec, que estimou os investimentos necessários em US$72.000 mil (*).

No último trimestre de 2006, a MMX Corumbá, iniciou suas operações realizando os primeiros embarques de minério de ferro para o mercado externo.

A controlada MMX Metálicos desenvolve atualmente projetos, a respeito dos quais a Companhia contratou estudos de viabilidade junto às empresas especializadas Hatch Consulting e à Outokumpu Technologies, visando à implantação de usinas integradas para a produção de ferro gusa e semi-acabados, preferencialmente nos Estados do Amapá e do Mato Grosso do Sul, onde estão localizadas minas próprias da Companhia, e à implantação de usina de pelotização na propriedade de controlada da Companhia no Município de São João da Barra, Estado do Rio de Janeiro. Os investimentos necessários para estes projetos estão estimados em US$1.224.000 mil (*).

Conforme mencionado na Nota Explicativa nº 21a, em 28 de abril de 2006, os acionistas da MMX promoveram uma cisão parcial da Companhia, correspondente a 30% das quotas das empresas controladas; MMX Amapá, MMX Corumbá e MMX Minas-Rio.

(*) Não auditado pela KPMG Auditores Independentes.

(Em milhares de reais, exceto quando mencionado em contrário)

2 Licenças

A política ambiental do Grupo MMX tem como pré-requisito obter todas as licenças exigidas por lei para cada uma das suas instalações e atividades. Atualmente, a Companhia possui, através de suas controladas as seguintes licenças:

Empresa	Tipo	Data de emissão	Vigência
MMX Corumbá	Operação de mina 63	27/10/2005	1 Ano (a)
MMX Amapá	Licença de Instalação da Mina Amapá	16/08/2006	1 Ano
MMX Amapá	Licença Prévia para o Terminal Portuário	16/08/2006	6 meses
MMX Logística Amapá	Operação de ferrovia	16/08/2006	1 Ano
MMX Metálicos	Licença de Instalação	16/08/2006	5 Anos
MMX Metálicos	Licença de Instalação para ampliação da Usina de Ferro Gusa, para sinterização, aciaria e laminação	28/12/2006	2 Anos
MPC	Licença Prévia para o Terminal Portuário	28/12/2006	1 Ano

(a) Em 26 de junho de 2006 foi protocolado requerimento para renovação da licença de acordo com a Resolução Conama art. 18 § 4°, ficando automaticamente prorrogada, por tempo indeterminado, até a concessão definitiva do órgão ambiental competente.

3 Apresentação das demonstrações financeiras

As demonstrações contábeis individuais e consolidadas foram elaboradas com base nas práticas contábeis emanadas da legislação societária e normas da Comissão de Valores Mobiliários - CVM.

Deliberação CVM nº 488

Convergindo com as práticas contábeis internacionais, a Deliberação CVM nº 488 aprovou o Pronunciamento do IBRACON NPC nº 27 que estabelece novos padrões de apresentação e divulgação das demonstrações contábeis.

Conforme o referido pronunciamento, o ativo deve ser classificado em "Circulante" e "Não Circulante" sendo este último desdobrado em realizável a longo prazo, investimentos, imobilizado, intangível e diferido. O passivo deve ser classificado em "Circulante" e "Não Circulante".

Conforme estabelecido na referida Deliberação os saldos do Balanço Patrimonial de 2005 foram reclassificados para permitir a comparabilidade.

Resumo das principais práticas contábeis

a. Apuração do resultado

O resultado das operações é apurado em conformidade com o regime contábil de competência de exercício. Tendo em vista a fase pré-operacional da maior parte das empresas controladas pela Companhia, o resultado consolidado da Companhia é representado basicamente por gastos que não são relacionados aos projetos em andamento e/ou que não estão diretamente associados a benefícios futuros. Parte dos resultados consolidados da Companhia decorrem das operações da Estrada de Ferro do Amapá e da mina de minério de ferro da MMX Corumbá, iniciadas ao longo de 2006.

b. Estimativas contábeis

A elaboração das demonstrações financeiras de acordo com as práticas contábeis adotadas no Brasil requer que a Administração use de julgamento na determinação e registro de estimativas contábeis. Ativos e passivos significativos sujeitos a essas estimativas e premissas incluem o valor residual do ativo imobilizado, o imposto de renda e contribuição social diferidos, os direitos minerais, o ágio na aquisição de controlada, as provisões para contingências, para a valorização de instrumentos financeiros e para a perda ao valor de mercado dos estoques. A liquidação das transações envolvendo essas estimativas poderá resultar em valores diferentes dos estimados, devido a imprecisões inerentes ao processo de sua determinação. A Companhia revisa as estimativas e premissas pelo menos trimestralmente.

c. Moeda estrangeira

Os ativos e passivos monetários denominados em moedas estrangeiras foram convertidos para reais pela taxa de câmbio da data de fechamento do balanço e as diferenças decorrentes de conversão de moeda foram parcialmente reconhecidas no ativo permanente, tendo em vista que as empresas controladas da Companhia se encontram em fase pré-operacional. Para as atividades operacionais, as diferenças são reconhecidas no resultado do exercício.

d. Ativos circulante e não circulante

- **Aplicações financeiras**

  As aplicações financeiras estão avaliadas ao custo, acrescido dos rendimentos auferidos até a data do balanço e não superam o valor de mercado.

- **Contas a receber**

  Os valores relativos às contas a receber são registrados pelo valor faturado incluindo os respectivos impostos.

- **Estoques**

  Avaliados ao custo médio de aquisição ou de produção, reduzido por provisão para perda ao valor de mercado.

  O custo dos estoques inclui gastos incorridos na aquisição, transporte e armazenagem dos estoques. No caso de estoques acabados e estoques em elaboração, o custo inclui as despesas gerais de fabricação baseadas na capacidade normal de operação.

- **Demais ativos circulantes e não circulantes**

  São apresentados pelo valor líquido de realização.

e. Permanente

- **Investimentos**

  Os investimentos em empresas controladas estão avaliados na controladora pelo método de equivalência patrimonial acrescido de ágio ou deduzidos de deságio, quando aplicável.

  O ágio gerado na aquisição de controlada está fundamentado na expectativa de geração de lucros futuros e será amortizado de acordo com os resultados futuros em até 10 anos (vide Nota Explicativa nº 12).

- **Intangível**

  Registrado ao custo de aquisição.

  - **Ágio na aquisição de controlada**

    O ágio gerado na aquisição de controlada está fundamentado na expectativa de geração de lucros futuros e será amortizado de acordo com os resultados futuros em até 10 anos (vide Nota Explicativa nº 12).

- **Direitos minerais**

  Avaliados pelo valor de custo de aquisição dos direitos minerais e sujeito a testes de recuperabilidade. A amortização para as atividades operacionais é calculada pelo período de vida útil estimado das minas com base na relação obtida entre a produção efetiva e o montante total das reservas provadas e prováveis;

- **Imobilizado**

  Registrado ao custo de aquisição, formação ou construção (inclusive juros e demais encargos financeiros). A depreciação dos bens em operação é calculada pelo método linear a taxas que levam em consideração o tempo de vida útil estimado dos bens. A exaustão da Floresta ocorrerá, em função de seus custos de formação e manutenção, e da área cortada a cada mês em relação ao volume total das florestas;

- **Diferido**

  Todos os resultados apurados na fase pré-operacional, relativos a gastos com pesquisa e desenvolvimento dos projetos das controladas da Companhia, assim como os correspondentes encargos financeiros, variações monetárias e/ou cambiais incorridas e/ou auferidas até a data dos balanços, estão associados à expectativa de benefícios futuros e encontram-se registrados no ativo diferido. A amortização para as atividades operacionais é calculada pelo período de 10 anos.

  Os gastos que não estão diretamente associados a quaisquer benefícios futuros são transferidos do ativo diferido para o resultado do exercício.

f. Passivo circulante e não circulante

São demonstrados pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos, variações monetárias e/ou cambiais incorridas até a data dos balanços.

g. Provisões

Uma provisão é reconhecida no balanço quando a Companhia possui uma obrigação legal ou constituída como resultado de um evento passado, e é provável que um recurso econômico seja requerido para saldar a obrigação. As provisões são registradas tendo como base as melhores estimativas do risco envolvido.

h. Imposto de renda e contribuição social

A Companhia e suas controladas, neste período, não apuraram lucro tributável e, conseqüentemente, não obtiveram base de cálculo positiva para o imposto de renda e a contribuição social. Adicionalmente, os créditos fiscais diferidos ativos são integralmente provisionados, devido à ausência de histórico de rentabilidade.

i. Demonstração dos fluxos de caixa

A Companhia está apresentando como informação suplementar, a demonstração dos fluxos de caixa preparada de acordo com a NPC 20 - Demonstração dos fluxos de caixa, emitida pelo IBRACON - Instituto de Auditores Independentes do Brasil.

4 Demonstrações financeiras consolidadas

Comparativo anual

A análise comparativa entre os exercícios findos em 31 de dezembro de 2006 e 2005 está prejudicada dado que:

a. Pelo aspecto da controladora

Somente a partir de 9 de novembro de 2005, quando o controle da MMX foi adquirido pelo atual acionista controlador, se iniciaram transações dentro do contexto operacional atual da Companhia.

(Em milhares de reais, exceto quando mencionado em contrário)

b. Pelo aspecto do consolidado

Em 31 de dezembro de 2005, a MMX não possuía a estrutura de controle societário hoje existente bem como as controladas encontravam-se em um contexto organizacional e operacional muito incipiente quando comparado ao modelo de operação atualmente desenhado para essas controladas, destacando-se:

- A constituição da MMX Logística do Amapá em 23 de fevereiro de 2006; e
- A reestruturação societária ocorrida em 12 de abril de 2006 (conforme descrito na Nota Explicativa nº 21a), na qual a Companhia passou a deter os investimentos da MMX Corumbá e MMX Metálicos e as seguintes participações societárias: 99,9% da MMX Metálicos, 70% da MMX Amapá, 70% da MMX Minas-Rio e 70% da MMX Corumbá.

Desta forma, as demonstrações financeiras e dos fluxos de caixa do exercício findo em 31 de dezembro de 2005 não são comparáveis com as demonstrações apresentadas pela Companhia em 31 de dezembro de 2006.

As demonstrações financeiras consolidadas incluem as demonstrações da MMX e suas controladas a seguir relacionadas:

	Porcentagem de participação	
	2006	**2005**
Controladas diretas:		
MMX Amapá	70,00%	99,99%
MMX Minas-Rio	70,00%	99,99%
MMX Corumbá	70,00%	-
MMX Metálicos	99,99%	-
Controladas indiretas:		
MPC	69,99%	99,99%
IRX (a)	56,00%	80,00%
MMX Logística do Amapá	69,99%	-

(Em milhares de reais, exceto quando mencionado em contrário)

(a) A controlada indireta IRX Mineração Ltda. ("IRX") é detentora dos direitos minerais adquiridos em 9 de setembro de 2004 no Estado da Bahia.

As políticas contábeis foram aplicadas de forma uniforme em todas as empresas consolidadas e são consistentes com aquelas utilizadas no exercício anterior.

Descrição dos principais procedimentos de consolidação

a. Eliminação dos saldos das contas de ativos e passivos entre as empresas consolidadas;

b. Eliminação dos saldos das contas de investimentos e correspondentes participações no capital e prejuízos acumulados das empresas controladas;

c. Destaque do valor da participação dos acionistas minoritários nas demonstrações financeiras consolidadas; e

d. Eliminação dos saldos de receitas e despesas, decorrentes de negócios entre as empresas. Esses saldos são eliminados na medida da participação da controladora nas controladas contra o investimento na mesma. Perdas não realizadas são eliminadas da mesma maneira, mas apenas quando não há evidências de problemas de recuperação dos ativos relacionados.

5 Disponibilidades

	Controladora		**Consolidado**	
	2006	**2005**	**2006**	**2005**
Caixa e bancos	271	3	3.726	6.019
Aplicações financeiras	727.572	10.657	775.486	13.884
	727.843	10.660	779.212	19.903

(Em milhares de reais, exceto quando mencionado em contrário)

As aplicações financeiras representam, basicamente, valores investidos em fundos exclusivos administrados por instituições financeiras e lastreados em títulos públicos federais e títulos privados ("CDB") de instituições financeiras de primeira linha e títulos privados (Cédulas de Créditos Bancários e Debêntures) emitidos por empresas e instituições financeiras, todos com rentabilidade média equivalente ao DI Cetip ("CDI"). As debêntures representam operações compromissadas, registradas na CETIP, e não estão sujeitas à risco de crédito dos respectivos emissores.

A Companhia possui bloqueios temporários de suas aplicações financeiras conforme mencionado nas Notas Explicativas nºs 10 e 23b, no montante total de R$145.282, não havendo prejuízo da remuneração a ser recebida pela mesma. Tais valores estão apresentados como retenções contratuais, no ativo circulante.

A seguir está representada a composição da carteira de aplicação financeira:

	Consolidado - 2006					
	Natureza das aplicações					
Instituição financeira	**Debêntures**	**Fundo de investimentos abertos**	**Over Selic**	**LTN Over**	**CDB**	**Total**
Fundos exclusivos:						
Pactual	718.998	15.940	-	454	-	735.392
Credit Suisse	-	-	29.898	106.746	8.275	144.919
Total de fundos exclusivos	718.998	15.940	29.898	107.200	8.275	880.311
Outras aplicações:						
Itaú BBA	38.381	-	-	-	-	38.381
UNIBANCO	-	-	-	-	793	793
ABN AMRO Bank	-	-	-	-	1.283	1.283
Total de outras aplicações	38.381	-	-	-	2.076	40.457
Total de aplicações	757.379	15.940	29.898	107.200	10.351	920.768
Bloqueio relativo a retenções contratuais	(145.282)	-	-	-	-	145.282)
Total de aplicações, líquidas	612.097	15.940	29.898	107.200	10.351	775.486

Notas explicativas às demonstrações financeiras

(Em milhares de reais, exceto quando mencionado em contrário)

	Controladora - 2006					
	Natureza das Aplicações					
Instituição Financeira	**Debêntures**	**Fundo de Investimentos Abertos**	**Over Selic**	**LTN Over**	**CDB**	**Total**
Fundos exclusivos:						
Pactual	718.998	-	-	454	-	735.392
Credit Suisse	-	-	-	106.746	8.275	115.021
Total de fundos exclusivos	718.998	-	-	107.200	8.275	834.473
Outras aplicações:						
Itaú BBA	38.381	-	-	-	-	38.381
Total de outras aplicações	38.381	-	-	-	-	38.381
Total de aplicações	757.379	-	-	107.200	8.275	872.854
Bloqueio relativo a retenções contratuais	(145.282)	-	-	-	-	(145.282)
Total de aplicações, líquidas	612.097	-	-	107.200	8.275	727.572

Os fundos exclusivos são regularmente auditados por auditores independentes e, estão sujeitos a obrigações restritas ao pagamento de serviços prestados pela administração dos ativos, atribuída à operação dos investimentos, como taxas de custódia, auditoria e outras despesas, inexistindo obrigações financeiras relevantes, bem como ativos da Companhia para garantir essas obrigações.

(Em milhares de reais, exceto quando mencionado em contrário)

	Controladora		Consolidado	
	2006	**2005**	**2006**	**2005**
Fluxos de caixa das atividades operacionais				
Prejuízo do exercício	(92.056)	(2.322)	(92.056)	(2.322)
Itens de resultado que não afetam o caixa:				
Depreciação e amortização	49	-	911	-
Resultado de equivalência patrimonial	13.939	2.136	-	-
Provisão para passivo a descoberto	2.059	-	-	-
Variações monetárias e juros de longo prazo	-	-	590	-
Custo residual do ativo permanente baixado	-		1.397	2.136
Participações minoritárias	-	-	6.631	2
Variações nos ativos e passivos:				
Retenções contratuais	(145.282)	-	(145.282)	-
Depósito vinculado	(6.000)	-	(6.000)	-
Estoques	-	-	(37.330)	-
Redução em outras contas a receber	(8.448)	(158)	(43.074)	(1.134)
Aumento (redução) em fornecedores	9.813	(33)	66.025	436
Aumento (redução) em contas a pagar e provisões	4.586	256	(92.000)	175.857
Disponibilidades líquidas geradas pelas (aplicadas nas) atividades operacionais	(221.340)	(121)	(340.188)	174.975
Fluxos de caixa das atividades de investimentos				
Créditos com pessoas ligadas				
Emprestimos concedidos	(296.538)	-	-	-
Empréstimos liquidados	133.178	-	656	-
Aquisição de investimentos	(18.126)	(5.956)	-	(177.513)
Redução no valor de aquisição de investimentos	-	-	50.232	-
Compras de imobilizado	(15.576)	-	(200.450)	(7.137)
Aquisição de direitos	-	-	(39.636)	(50.475)
Baixa de direitos	-	-	-	-
Adições ao diferido	-	-	(142.375)	(18.353)
Disponibilidades líquidas aplicadas nas atividades de investimentos	(197.062)	(5.956)	(331.573)	(253.478)

(Em milhares de reais, exceto quando mencionado em contrário)

Fluxos de caixa das atividades de financiamentos				
Aumento de capital, líquido	1.125.812	16.683	1.125.812	16.683
Empréstimos e financiamentos		-	-	
Empréstimos obtidos	10.130	-	376.544	81.687
Empréstimos liquidados	-	-	(70.949)	-
Débitos com pessoas ligadas	-			
Empréstimos obtidos	-	51	-	33
Empréstimos liquidados	(357)	-	(338)	-
Disponibilidades líquidas geradas pelas atividades de financiamentos	1.135.585	16.734	1.431.069	98.403
Demonstração do aumento nas disponibilidades				
No início do exercício	10.660	3	19.903	3
No fim do exercício	727.843	10.660	779.212	19.903
Aumento nas disponibilidades	717.183	10.657	759.309	19.900

6 Contas a Receber

Os valores relativos às contas a receber representam as operações de vendas de minério e serviços de transportes ferroviários das controladas MMX Corumbá e MMX Logística do Amapá, respectivamente e estão assim compostos:

	Consolidado
	2006
MMX Corumbá	
No país	9
No exterior	4.164
	4.173
MMX Logística do Amapá	
No país	467
	4.640

(Em milhares de reais, exceto quando mencionado em contrário)

7 Estoques

	Consolidado
	2006
Produtos acabados	44.695
Provisão para perda ao valor de mercado	(7.365)
	37.330

Em 31 de dezembro de 2006, os estoques de minério de ferro da Mina Corumbá, montavam 658 mil toneladas de *lump*. Esse estoque foi incorporado pela Companhia em função da reestruturação societária em 12 de abril de 2006, conforme descrito na Nota Explicativa nº 21a.

8 Adiantamentos diversos

Os valores relativos aos adiantamentos estão assim compostos:

	Controladora		Consolidado	
	2006	**2005**	**2006**	**2005**
Funcionários	62	-	150	-
Fornecedores	523	-	14.048	102
	585	-	14.198	102

(Em milhares de reais, exceto quando mencionado em contrário)

9 Depósito vinculado

Refere-se ao depósito remunerado no montante de R$6.000 efetuado em conta corrente em nome da Companhia como parte do pagamento pela aquisição do imóvel denominado "Fazenda Caruara", situado no Município de São João da Barra, Estado do Rio de Janeiro. A liberação desse montante está vinculada à condição futura, nos termos das regras estabelecidas no contrato de compra e venda, em garantia do passivo contingencial do vendedor.

10 Retenções contratuais

Referem-se às parcelas retidas das aplicações financeiras da Companhia em garantia do contrato de empréstimo com o Credit Suisse no montante de R$106.900 e, instrumento particular de cessão fiduciária de direitos creditórios em garantia de contrato de prestação de fiança em favor da controlada MMX Corumbá no valor de R$38.382, respectivamente, totalizando R$145.282, conforme mencionado na Nota Explicativa nº 23b.

11 Depósitos judiciais

O saldo de depósitos judiciais é representado pelos processos nº 008.06.104278-9 (ação de imissão na posse da Fazenda Piraputanga) e nº 1756/2005 (ação de ingresso na área onde se localizam os direitos para realização de pesquisa mineral) referentes às ações impetradas pela MMX Metálicos e MMX Amapá, respectivamente, conforme descrito na Nota Explicativa nºs 18b e 18c.

(Em milhares de reais, exceto quando mencionado em contrário)

12 Investimentos e ágio na aquisição de controlada

a. Composição dos saldos

	Controladora		Consolidado	
	2006	**2005**	**2006**	**2005**
Participação em empresas controladas	5.947	3.819	-	-
Adiantamento para futura aquisição de investimento	-	-	2.176	-
Ágio apurado na aquisição de controlada	-	-	125.105	177.513
	5.947	3.819	127.281	177.513

MPC

O saldo do ágio apurado na aquisição da controlada MPC pela MMX Minas-Rio encontra-se fundamentado na expectativa de rentabilidade futura da exploração da reserva mineral relativo ao direito mineral, conforme Nota Explicativa n° 13d. A rentabilidade futura está baseada em estudos de viabilidade e planos de negócio dos projetos e laudos técnicos sobre a capacidade produtiva das reservas.

Em 23 de outubro de 2006, a controlada MMX Minas-Rio, assinou aditivo ao contrato de aquisição das quotas da MPC, em função da reavaliação convencional dos ativos desta, o que reduziu o custo total de aquisição das quotas conforme Nota Explicativa n° 13d.

A amortização do ágio será registrada em até 10 anos a partir da entrada em operação comercial, em conformidade com as projeções de rentabilidade futura.

(Em milhares de reais, exceto quando mencionado em contrário)

Mineral Service

A controlada MMX Corumbá adquiriu em 11 de julho de 2006, os direitos minerários para exploração de minério de ferro no estado do Mato Grosso do Sul, mediante aquisição das quotas da empresa Mineral Service Ltda. ("Mineral Service"), pelo custo total de US$14.000 mil (equivalentes a R$30.439), sendo que US$1.000 mil (equivalentes a R$2.176) foram pagos em 11 de julho de 2006, registrados como adiantamento para aquisição de investimentos e, o saldo remanescente será pago em três parcelas, sendo US$3.000 mil na comprovação da transferência dos direitos minerários e US$10.000 mil no exercício de 2007, sendo que tais pagamentos estão subordinados à efetiva transferência dos direitos minerários para a Mineral Service.

(Em milhares de reais, exceto quando mencionado em contrário)

b. Movimentação

As participações societárias e as movimentações dos investimentos estão apresentadas a seguir:

	Controladora - 2006							
Dados das controladas:	**MMX Amapá**	**IRX**	**MMX Logística do Amapá**	**MMX Minas-Rio**	**MPC**	**MMX Corumbá**	**MMX Metálicos**	**Total**
Participação no capital social em (%)	70%	56%	70%	70%	70%	70%	100%	
Patrimônio líquido	1.400	69	(13.570)	7.082	30	(2.941) (a)	10	
Capital social	6.628	10	-	8.478	30	15.200	10	
Capital social a integralizar	-	-	15.000	-	-	-	-	
Adiantamento para futuro aumento de capital	-	59	(15.000)	-	-	-	-	
Resultado do exercício	(3.092)	-	(13.570)	(1.396)	-	(18.141)	-	
Movimentação								
Saldo em 31 de dezembro de 2005	842	-	-	2.977	-	-	-	3.819
Aquisição de investimentos	-	-	-		-	15.200	10	15.210
Adiantamento para futuro aumento de capital	(2.968)	-	-	(2.968)	-	-	-	(5.936)
Aumento de capital	6.618	-	-	8.468	-	-	-	15.086
Parcela cindida de investimento	(1.190)	-	-	(2.543)	-	(4.560)	-	(8.293)
Equivalência patrimonial	2.322)	-	-	(977)	-	(10.640)	-	(13.939)
Saldo em 31 de dezembro de 2006	980	-	-	4.957	-	-	10	5.947

(a) A Companhia constituiu provisão para passivo a descoberto em montante proporcional a sua participação.

(Em milhares de reais, exceto quando mencionado em contrário)

13 Direitos minerais e concessão

A Companhia detinha os seguintes direitos minerais:

Empresa		Estado	Direito	2006	2005
Aquisições:					
IRX	(a)	Bahia	Mineral - Minério de Ferro	168	161
MMX Minas-Rio	(b)	Minas Gerais	Mineral - Minério de Ferro	-	9.305
MMX Minas-Rio	(c)	Minas Gerais	Mineral - Minério de Ferro	40.000	40.000
MPC	(d)	Minas Gerais	Mineral - Minério de Ferro	1.585	24
MMX Minas-Rio	(e)	Minas Gerais	Mineral - Minério de Ferro	30	-
MMX Corumbá	(f)	Mato Grosso	Mineral - Minério de Ferro	28.954	-
MMX Logística do Amapá	(g)	Amapá	Concessão Ferrovia/Outorga	814	-
				71.551	49.490
Adiantamentos para aquisição de direitos minerais:					
MMX Minas-Rio	(h)	Minas Gerais	Mineral - Minério de Ferro	2.463	-
MMX Minas-Rio	(i)	Minas Gerais	Mineral - Minério de Ferro	1.513	-
MMX Minas-Rio	(j)	Minas Gerais	Mineral - Minério de Ferro	12.536	-
				16.512	-
Amortização acumulada:					
MMX Corumbá				(333)	-
				87.730	49.490

(Em milhares de reais, exceto quando mencionado em contrário)

(a) Direitos minerais adquiridos em 9 de setembro de 2004 no Estado da Bahia.

(b) Em 14 de agosto de 2006, foi notificado ao Sr. Sebastião Cotta Lima, a denúncia à cessão dos direitos minerários regulamentada no contrato de cessão, sem qualquer ônus. Dessa forma a controlada baixou os direitos minerários de US$4.000 mil (equivalentes a R$9.306) em contrapartida a obrigação a pagar de US$3.400 mil, existente em 30 de junho de 2006 conforme descrito na Nota Explicativa nº 20a. A parcela remanescente de US$600 mil foi reconhecida como perda ao resultado do exercício.

(c) Adquirido em 19 de outubro de 2005, localizado na região da Serra do Espinhaço, estado de Minas Gerais ao custo total de R$40.000 dos quais R$4.500 foram pagos na assinatura do contrato e o restante será pago de forma parcelada, conforme detalhado na Nota Explicativa nº 20b.

(d) Aquisição em 17 de agosto de 2005, localizado na região do Quadrilátero Ferrífero, estado de Minas Gerais, mediante a aquisição das quotas da empresa MPC, detentora dos referidos ativos. O valor total da negociação foi de US$75.000 mil, tendo sido paga em 2005 a primeira parcela no montante de US$20.000 mil. Em 23 de Outubro de 2006 a controlada MMX Minas-Rio assinou aditivo ao contrato de aquisição de quotas da MPC, em função da reavaliação convencional dos ativos destas, o que reduziu o custo total de aquisição das quotas de US$75.000 mil para US$50.500 mil. Em conseqüência, o saldo remanescente a pagar pela aquisição das quotas, que antes da reavaliação, era de US$55.000 mil (equivalentes a R$129.954), passou a ser, por força do aditivo, de US$30.500 mil, acrescidos de juros, tendo sido paga a 1ª parcela em 3 de dezembro de 2006 no valor de US$20.000 mil e a parcela remanescente de US$10.500 mil vincenda em 30 de julho de 2007, conforme mencionado na Nota Explicativa nº 20c.

O valor do direito mineral registrado na controlada indireta MPC é de R$25, tendo a controlada MMX Minas-Rio registrado um ágio na transação, conforme descrito na Nota Explicativa nº 12.

Em 10 de janeiro de 2006, a controladora requereu novos direitos minerais junto ao Departamento Nacional de Produção Mineral ("DNPM") na mesma região, ao custo de R$1.

(Em milhares de reais, exceto quando mencionado em contrário)

Em 28 de abril de 2006, foi firmado contrato de aquisição dos direitos minerais, no local denominado Fazenda Itaoca, no município de Campos de Goytacazes, no estado do Rio de Janeiro, pelo montante total de R$1.561 pelo qual foram pagos R$861 no ato da aquisição e o saldo remanescente será pago em 5 parcelas de R$140, sendo a primeira em 10 de janeiro de 2007 e as demais na mesma data dos meses subseqüentes..

(e) Contrato firmado em 13 de abril de 2006 para serviços de pesquisa mineral e lavra experimental necessária a um melhor conhecimento da área pelo valor de R$30.

(f) Direitos minerários das minas Laiz e Ema, denominadas mina 63, no Município de Corumbá, Estado de Mato Grosso do Sul, adquiridos pelo valor de R$28.604 da empresa Sociedade Brasileira de Imóveis Ltda.

(g) Valor da outorga de concessão da EFA, conforme descrito na Nota Explicativa nº 1c.

(h) Em 13 de março de 2006, foi firmado contrato de opção de compra de direitos minerais para a exploração de minério de ferro na região da Serra do Espinhaço, pelo qual pagou US$700 mil (equivalente a R$1.490) e, em 7 e 25 de agosto de 2006, foram firmados aditivos ao contrato de opção, pelo qual pagou US$480 mil (equivalente a R$973). O valor total dos direitos minerais é de R$35.000, devendo ser pago em vinte parcelas mensais iguais e consecutivas no valor de R$1.750, corrigidas pelo índice da poupança, sendo a primeira devida no momento de exercício da opção de compra. Em 24 de Janeiro de 2007, foi exercida a opção de compra deste direito.

(i) Em 3 de março de 2006, foi firmado contrato de opção de compra dos direitos minerais para a exploração de minério de ferro na região da Serra do Espinhaço, pelo qual pagou US$500 mil como opção de compra e em 11 de dezembro de 2006, foi firmado aditivo de contrato no valor de US$200 mil devendo ser pago em quatro parcelas mensais iguais e consecutivas no valor de US$50 mil, sendo a primeira devida no prazo de 10 dias da assinatura deste aditivo e as demais nos três meses subseqüentes.

(j) Em 28 de abril de 2006, foi firmado contrato de opção de compra de direitos minerais para a exploração de minério de ferro na região do Quadrilátero Ferrífero, pelo qual pagou US$6.000 mil (equivalentes a R$12.535) como opção de compra. A opção de compra tinha validade de 10 meses e foi prorrogada por mais 8 meses mediante pagamento adicional de US$18.500 mil (equivalentes a R$38.878) realizado em 6 de março de 2007.

(Em milhares de reais, exceto quando mencionado em contrário)

Em 14 de julho de 2006, a controlada MMX Amapá e a MPBA celebraram Contrato de Cessão de Direitos Minerários e Outras Avenças, por meio do qual foram cedidos e transferidos à MMX Amapá certos direitos minerários constantes dos Processos DNPM n°s 852.730/93, 858.010/99 e 858.114/04, anteriormente objeto de contrato de exploração compartilhada entre as duas empresas. Pela cessão dos direitos minerários, a MMX Amapá pagará à MPBA uma participação equivalente a 1% da receita bruta obtida pela MMX Amapá com a venda ou outra forma de alienação de minério de ferro ou outros minerais não preciosos oriundos da lavra das jazidas presentes na região dos referidos direitos minerários.

Os direitos minerários, nas atividades operacionais, são amortizados com base no método de unidade produzida.

14 Imobilizado

	Consolidado	
	2006	**2005**
MMX	15.527	-
MMX Amapá	66.190	-
MMX Minas-Rio	1.334	768
MMX Corumbá	38.415	-
MMX Metálicos	67.270	-
MPC	7.007	6.369
MMX Logística do Amapá	10.935	-
	206.678	7.137

(Em milhares de reais, exceto quando mencionado em contrário)

Sendo sua composição como segue:

		Controladora - 2006		
	Taxa de depreciação a.a.%	**Custo**	**Depreciação acumulada**	**Líquido**
Móveis e utensílios	10	2.101	(43)	2.058
Máquinas e equipamentos	10	8	(1)	7
Equipamentos de informática	20	22	(1)	21
Programas de tecnologia da informação	20	79	(4)	75
		2.210	(49)	2.161
Terrenos	-	13.359	-	13.359
Adiantamentos para formação de imobilizado	-	7	-	7
		13.366	-	13.366
		15.576	(49)	15.527

(Em milhares de reais, exceto quando mencionado em contrário)

		Consolidado					
		2006			2005		
	Taxa de depreciação a.a.%	Custo	Depreciação acumulada	Líquido	Custo	Depreciação acumulada	Líquido
Móveis e utensílios	10	2.363	(210)	2.153	206	(18)	188
Máquinas e equipamentos	10	35.095	(1.178)	33.917	954	(26)	928
Aeronave (a)	10	12.145	(607)	11.538	-	-	-
Equipamentos de informática	20	2.964	(257)	2.707	68	(5)	63
Veículos	20	2.629	(261)	2.368	141	(8)	133
Programas de tecnologia da informação	20	684	(57)	627	31	(6)	25
Equipamentos de ferrovia	5	6.289	(89)	6.200	-	-	-
Florestas	-	6.214	-	6.214	-	-	-
		68.383	(2.659)	65.724	1.400	(63)	1.337

(Em milhares de reais, exceto quando mencionado em contrário)

		Consolidado					
		2006			2005		
	Taxa de depreciação a.a.%	Custo	Depreciação acumulada	Líquido	Custo	Depreciação acumulada	Líquido
Terrenos (b)	-	61.318	-	61.318	5.800	-	5.800
Adiantamentos para formação de imobilizado	-	17.403	-	17.403	-	-	-
Obras em andamento	-	62.233	-	62.233	-	-	-
		140.954	-	140.954	5.800	-	5.800
		209.337	(2.659)	206.678	7.200	(63)	7.137

(Em milhares de reais, exceto quando mencionado em contrário)

a. *Operação de lease-back da aeronave*

Esta aeronave foi adquirida pela controlada MMX Metálicos em fevereiro de 2006, pelo valor de US$6.000 mil, tendo sido incorporada pela Companhia em função da reestruturação societária ocorrida em 12 de abril de 2006, conforme descrito na Nota Explicativa nº 21a.

Em 16 de maio de 2006, a controlada MMX Metálicos assinou contrato de *sale-lease-back* de aeronave no valor de US$5.400 mil (equivalentes a R$12.192), pelo prazo de 120 meses, com valor residual de US$1.350 mil. As amortizações do contrato de *leasing* são trimestrais e iniciaram-se em outubro de 2006.

b. *Terrenos*

Inclui terreno adquirido em 30 de novembro de 2006 situado em Santana, no estado do Amapá, pelo custo total de R$10.770 com vencimento previsto da nota promissória para 8 de janeiro de 2008. O saldo a pagar encontra-se reconhecido no passivo "Obrigações com aquisição de imobilizado".

15 Diferido

	Consolidado					
	2006			2005		
	Custo	Amortização acumulada	Líquido	Custo	Amortização acumulada	Líquido
MMX Amapá	56.691	-	56.691	8.256	-	8.256
MMX Minas-Rio	23.716	-	23.716	7.769	-	7.769
MPC	19.965	-	19.965	1.142	-	1.142
MMX Corumbá	24.424	(668)	23.756	-	-	-
MMX Metálicos	31.017	-	31.017	-	-	-
MMX Logística do Amapá	4.481	(112)	4.369	-	-	-
IRX	61	-	61	34	-	34
	160.355	(780)	159.575	17.201	-	17.201

(Em milhares de reais, exceto quando mencionado em contrário)

Sendo sua composição como segue:

	Taxa de amortização % a.a.	Consolidado 2006	2005
Despesas pré-operacionais	10	185.105	10.012
Resultados financeiros pré-operacionais	10	(25.530)	7.189
		159.575	17.201

O diferido está demonstrado ao custo de formação e representa gastos pré-operacionais incorridos e resultados financeiros incorridos e/ou auferidos na fase de pesquisa e implantação dos projetos integrados de mineração e logística.

O ativo diferido, para as atividades operacionais, é amortizado em 10 anos, desde a data de entrada em operação comercial, quando as expectativas de benefícios econômicos começaram a se realizar.

16 Transações com partes relacionadas

	Controladora				Consolidado			
	Contas a receber		Contas a pagar		Contas a receber		Contas a pagar	
	2006	2005	2006	2005	2006	2005	2006	2005
MMX Amapá	74.012	-	-	-	-	374	-	-
MMX Minas-Rio	42.536	-	-	19	-	-	-	-
MMX Metálicos	904	-	-	-	-	-	-	-
MMX Corumbá	27.036	-	-	-	-	-	-	-
MMX Logística	15.532	-	-	-	-	-	-	-
MPC Mineração	3.340	-	-	-	-	-	-	-
Eike Fuhrken Batista	-	-	-	338	-	282	-	338
	163.360	-	-	357	-	656	-	338

Notas explicativas às demonstrações financeiras

(Em milhares de reais, exceto quando mencionado em contrário)

	Controladora				Consolidado			
	Contas a receber		**Contas a pagar**		**Contas a receber**		**Contas a pagar**	
	2006	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
Circulante	163.360	-	-	357	-	-	-	338
Não Circulante	-	-	-	-	-	656	-	-

Os principais saldos de ativos e passivos em 31 de dezembro de 2006 e 2005, bem como as transações que influenciaram o resultado do exercício, relativos a operações com partes relacionadas, decorrem de transações da Companhia com suas controladas diretas e indiretas, as quais foram realizadas em condições usuais de mercado para os respectivos tipos de operações.

Conforme mencionado na Nota Explicativa nº 17, o acionista controlador é o avalista de alguns empréstimos e financiamentos obtidos pelas empresas controladas da Companhia.

(Em milhares de reais, exceto quando mencionado em contrário)

17 Empréstimos e financiamentos

Instituições	Garantias	Vigência	2006	2005
Banco ABN AMRO Real S.A.	Aval da MMX Mineração e Metálicos S.A.	16/03/2007	9.621	-
Juros incorridos			509	-
Total controladora - circulante			10.130	-
MMX Minas-Rio				
Unibanco S.A.	Penhor de direitos minerários + Aval da MMX	24/07/2008	25.655	-
Unibanco S.A.	Penhor de direitos minerários + Aval da MMX	16/09/2008	17.104	-
Unibanco S.A.	Penhor de direitos minerários + Aval da MMX	21/07/2008	13.897	-
Unibanco S.A.	Interveniente: Eike Fuhrken Batista	28/06/2007	10.690	28.088
Unibanco S.A.	Penhor de direitos minerários + Aval da MMX	15/07/2008	10.690	-
Unibanco S.A.	Penhor de direitos minerários + Aval da MMX	10/09/2008	10.690	-
Unibanco S.A.	Penhor de direitos minerários + Aval da MMX	18/11/2008	7.483	-
Unibanco S.A.	Aval da MMX	02/01/2007	2.383	-
Banco Itaú BBA S.A.	Aval da MMX	06/09/2007	8.552	32.770
			107.144	60.858
MMX Amapá				
Banco Itaú BBA S.A.	Aval da MMX	24/07/2007	10.690	11.703
			10.690	11.703
MPC				
Banco Itaú BBA S.A.	Aval da MMX	29/03/2007	2.138	8.193
Banco Itaú BBA S.A.	Aval da MMX	06/09/2007	5.345	-
Banco Unibanco S.A.	Avalista/Coobrigado: Eike Fuhrken Batista	28/06/2007	10.690	-
			18.173	8.193
MMX Metálicos				
Credit Suisse S.A.	Cash colateral	04/09/2007	106.900	-
Leasing Aeronave	Avalista/Coobrigado: Eike Fuhrken Batista	01/07/2016	11.112	-
			118.012	-
MMX Corumbá				
Banco Unibanco S.A.	Avalista/Coobrigado: Eike Fuhrken Batista	04/09/2008	25.655	-
Banco ABC Brasil S.A.	Avalista/Coobrigado: Eike Fuhrken Batista	19/10/2007	10.690	-
Banco BBM S.A.	Aval da MMX	16/05/2007	7.434	-
Banco Itaú BBA S.A.	Aval da MMX	11/06/2007	10.691	-
Banco Itaú BBA S.A.	Aval da MMX	22/06/2007	8.552	-
Banco Itaú BBA S.A. - BNDES	Avalista/Coobrigado: Eike Fuhrken Batista	15/10/2010	2.279	-
Banco Votorantim S.A.		12/03/2007	4.276	-
Banco Votorantim S.A.		04/04/2007	6.414	-
Banco Votorantim S.A.		09/05/2007	10.690	-
BNDES - Banco Nacional	Avalista/Coobrigado: Eike Fuhrken Batista	15/03/2010	838	-
BNDES - Banco Nacional	Avalista/Coobrigado: Eike Fuhrken Batista	16/08/2010	8.550	-
BNDES - Banco Nacional	Avalista/Coobrigado: Eike Fuhrken Batista	16/08/2010	1.508	-
CITIBANK		19/11/2007	21.380	-
			119.007	-
Total consolidado			383.156	80.754
Juros incorridos longo prazo			4.716	933
			387.872	81.687
Circulante			256.369	81.687
Não Circulante			131.503	-

(Em milhares de reais, exceto quando mencionado em contrário)

Financiamentos em moeda nacional: incidem (i) juros fixos de 12,60% a.a.; e (ii) juros variáveis com base na TJLP e Cesta de Moedas, acrescidos de 5,60% a.a.

Financiamentos em moeda estrangeira: incidem (i) variação cambial em dólares americanos acrescidos de juros fixos de 6,90% a 8,22% a.a., e (ii) LIBOR acrescido de juros variando entre 2,95% a 3,28% a.a. (iii) o custo médio dos empréstimos em moeda estrangeira resulta numa taxa média ponderada 7,97% a.a. acrescida de variação cambial em dólares norte-americanos.

Em 27 de dezembro de 2006, a MMX, através de sua controlada MMX Amapá assinou proposta de assessoria financeira para financiamento do Projeto de Mineração Amapá em regime de garantia firme no valor total de US$250.000 mil. Sendo US$200.000 mil em linhas do Banco Itaú BBA e US$50.000 mil em linhas do Banco ABC Brasil. Estas linhas de crédito se encontram sujeitas a uma série de condições suspensivas, dentre elas, a aprovação da operação e da constituição de suas garantias por parte dos comitês de crédito das instituições financeiras. Em 22 de fevereiro de 2007 ocorreu a assinatura do contrato deste empréstimo conforme Nota Explicativa nº 26f.

A Companhia, através da controlada MMX Minas-Rio, dispõe, junto ao Unibanco, de uma linha de crédito no montante de US$400.000 mil pelo prazo de até 144 meses, com 6 meses de carência. Além desta linha própria, o Unibanco atuará como assessor para a contratação de US$968.000 mil em linhas adicionais, perfazendo, em conjunto com a linha direta do Unibanco, um total de US$1.518.000 mil. Estas linhas de crédito estão sujeitas a uma série de garantias e covenants, incluindo penhor de direitos minerários, penhor dos ativos, entre outras garantias. Para os investimentos iniciais do projeto e obtenção de licenças, o Unibanco liberou uma linha, na modalidade empréstimo-ponte, de US$50.000 mil, totalmente utilizada pela MMX em 31 de dezembro de 2006, e em garantia foi dado o penhor do direito minerário do processo 830.286 do DNPM, de propriedade da controlada MMX Minas-Rio.

Em 2007, operações envolvendo empréstimos e financiamentos foram contratadas pela Companhia conforme Nota Explicativa nº 26f.

(Em milhares de reais, exceto quando mencionado em contrário)

18 Provisão para contingências

Em 31 de dezembro de 2006 a Companhia, suas controladas diretas e indiretas são parte em ações judiciais e processos administrativos, e correntes do curso normal das operações, envolvendo questões cíveis.

a. *IRX*

A controlada indireta IRX celebrou transação em 28 de setembro de 2006, encerrando as ações existentes que envolviam em 31 de dezembro de 2005, os direitos minerais detalhados na Nota Explicativa nº 13a. O encerramento ocorreu através da assinatura de um termo de acordo, onde a contra parte renuncia ao direito em que se fundamenta a ação e, em virtude desse acordo, os processos em questão não representam mais qualquer contingência em 31 de dezembro de 2006.

b. *MMX Metálicos*

Em 17 de agosto de 2006, foi realizado depósito judicial, perante a 2ª Vara Cível da Comarca de Corumbá, no valor de R$200 em função de determinação judicial, para assegurar a eventual indenização aos posseiros da Fazenda Piraputanga, área cedida para a controlada MMX Metálicos para construção da planta de gusa, em vista da autorização de imissão na posse em favor da controlada. A controlada constituiu provisão para contingência no valor mencionado acima.

c. *MMX Amapá*

Em 26 de setembro de 2006, foi realizado deposito judicial, perante a Vara Cível da Comarca de Serra do Navio, no valor de R$612 em função de determinação daquele juízo, para que fosse prestada garantia nos autos do processo 1756/2005 (ação de ingresso na área para realização de pesquisa mineral), no qual são partes os nove superficiários dos direitos minerários e, de outro, a MPBA, sucedida pela MMX Amapá por força da cessão dos direitos minerários.

Em 20 de dezembro, após interposição de recurso de apelação da sentença que fixou a indenização em R$487, foi celebrado acordo entre as parte, já homologado e, ainda foi concedido alvará de levantamento no montante de R$125. A controlada constituiu provisão para contingência no montante de R$487.

(Em milhares de reais, exceto quando mencionado em contrário)

19 Imposto de renda e contribuição social diferidos

Em 31 de dezembro de 2006 e 2005, a maioria das controladas da Companhia encontravam-se em fase pré-operacional e, desta forma, o imposto de renda e a contribuição social diferidos ativos foram calculados e registrados. Devido à ausência de histórico de rentabilidade foi constituída provisão integral para realização destes ativos.

O imposto de renda e a contribuição social diferidos têm a seguinte origem:

	Controladora		**Consolidado**	
	2006	**2005**	**2006**	**2005**
Ativo não circulante:				
Prejuízos fiscais a compensar	19.130	116	25.217	116
Base negativa de contribuição social	6.887	42	9.078	42
Provisão para perda dos estoques	-	-	2.504	-
	26.017	158	36.799	158
Provisão para realização	(26.017)	(158)	(36.799)	(158)
	-		-	-

(Em milhares de reais, exceto quando mencionado em contrário)

20 Obrigações com aquisições de investimentos

A Companhia por meio de suas controladas detinha compromissos consolidados relativos à aquisição das quotas da controlada MPC e pela aquisição direta de direitos minerários, abaixo detalhados:

			Consolidado			
			2006		2005	
Empresa		Credor	Curto prazo	Longo prazo	Curto prazo	Longo prazo
MMX Minas-Rio	(a)	Cedente de direitos minerários	-	-	7.162	-
MMX Minas-Rio	(b)	Cedente de direitos minerários	-	29.574	15.598	20.126
MMX Minas-Rio	(c)	Cedente das quotas	26.113	-	64.977	64.977
MMX Minas-Rio		Outros	1.314	608	1.440	644
MPC		Cedente de direitos minerários	700	-	-	-
			28.127	30.182	89.177	85.747

(a) Conforme mencionada na Nota Explicativa nº 13b, a controlada efetuou a baixa dessa obrigação.

(b) Saldo remanescente a pagar ao vendedor, devido em três parcelas corrigidas pelo IGP-M, de R$8.674 em 14 de outubro de 2006, R$10.032 e R$10.868 em 12 de abril e 9 de outubro de 2007, respectivamente. Em 1° de Julho de 2006, foi assinado termo aditivo que prorrogou os vencimentos das parcelas para 19 de Outubro de 2009, 2010 e 2011, respectivamente.

(c) Saldo remanescente de US$55.000 mil relativo à compra das quotas da controlada MPC, devido aos vendedores em 31 de dezembro de 2005 que em conseqüência da assinatura do aditivo ao contrato de aquisição das quotas da MPC, em função da reavaliação convencional dos ativos desta, conforme Nota Explicativa nº 12a, passou a ser de US$30.500 mil. Em 3 de dezembro de 2006, foram pagos US$20.000 mil e o saldo remanescente equivalente a US$10.500 mil será pago em 30 de julho de 2007. A controlada constituiu caução de direitos minerários, sob titularidade da controlada MPC, em favor dos vendedores como garantia do pagamento.

(Em milhares de reais, exceto quando mencionado em contrário)

21 Patrimônio líquido (controladora)

a. *Capital social*

Em 31 de dezembro de 2006 e 2005, o capital social da Companhia era dividido em 3.803.878 (três milhões, oitocentos e três mil e oitocentas e setenta e oito) ações ordinárias, escriturais e sem valor nominal e, 92.044 (noventa e duas mil e quarenta e quatro) ações, sendo que 52.044 (cinqüenta e dois mil e quarenta e quatro) ordinárias e 40.000 (quarenta mil) preferenciais, respectivamente.

Em Assembléia Geral Extraordinária e em Assembléia de Preferencialistas da Companhia, ambas realizadas em 10 de fevereiro de 2006, os acionistas deliberaram converter as 40.000 ações preferenciais de emissão da Companhia em ações ordinárias.

Em 19 de dezembro de 2005, a Companhia, por meio de reunião do Conselho de Administração realizada naquela data, teve seu capital aumentado em R$16.643, mediante subscrição privada de ações, sendo parte integralizada em moeda corrente nacional e parte em quotas representativas do capital social da MMX Amapá e da MMX Minas-Rio.

As quotas conferidas ao capital social foram vertidas por seus valores contábeis, conforme laudos de avaliação apresentados por empresa especializada contratada exclusivamente para este fim. Conforme exposto na justificativa da Administração para o aumento de capital, o valor patrimonial se encontrava substancialmente aquém do valor justo de mercado das quotas.

No referido aumento de capital, o preço de emissão de ação da Companhia foi fixado em R$519,38 (quinhentos e dezenove reais e trinta e oito centavos) por ação, levando-se em conta a expectativa de rentabilidade futura da Companhia, conforme justificativa apresentada pela Administração da Companhia aos acionistas em 14 de dezembro de 2005.

(Em milhares de reais, exceto quando mencionado em contrário)

Em 12 de abril de 2006, o Conselho de Administração da Companhia aprovou aumento de capital no valor de R$15.210, mediante a emissão de 17.170 ações ordinárias escriturais, ao preço de emissão de R$885,8474 por ação. O acionista controlador da MMX integralizou o aumento de capital mediante a conferência ao capital da Companhia de quase a totalidade das quotas representativas do capital social da empresa MMX Corumbá Participações Ltda. O valor unitário das quotas da MMX Corumbá Participações Ltda. foi objeto de laudo de avaliação preparado por empresa especializada contratada, na data-base de 31 de março de 2006, tendo como critério de avaliação o valor patrimonial contábil das quotas, sendo que o aludido laudo foi aprovado à unanimidade pelos acionistas da Companhia.

Em 28 de abril de 2006, em Assembléia Geral Extraordinária, os acionistas da MMX resolveram, à unanimidade, promover uma cisão parcial da Companhia, destacando em favor das sociedades Centennial Asset Participações Amapá S.A., Centennial Asset Participações Minas-Rio S.A. e Centennial Asset Participações Corumbá S.A. (as "Receptoras"), respectivamente, 30% das quotas representativas das empresas controladas, MMX Amapá, MMX Minas-Rio e MMX Corumbá, e a parcela correspondente de capital social. A cisão parcial representou o cancelamento da totalidade das ações ordinárias da Companhia então detidas pelo investidor estrangeiro Centennial Asset Mining Fund LLC, o qual recebeu, em substituição, ações das sociedades receptoras da parcela cindida.

As parcelas de patrimônio líquido da MMX transferidas às Receptoras por força da cisão, foram avaliadas por empresa especializada contratada, na data-base de 18 de abril de 2006, tendo como critério de avaliação o valor patrimonial contábil das contas ativas e passivas, com base nos elementos constantes do Balanço Especial da Companhia levantado na data-base de 18 de abril de 2006.

O valor das parcelas cindidas, na data de cisão, eram de R$8.293, sendo atribuído a cada uma das Receptoras os seguintes valores:

- À Centennial Asset Participações Amapá S.A. foi atribuído o valor de R$1.190;
- À Centennial Asset Participações Minas-Rio S.A. foi atribuído o valor de R$2.543; e
- À Centennial Asset Participações Corumbá S.A. foi atribuído o valor de R$4.560.

(Em milhares de reais, exceto quando mencionado em contrário)

Em decorrência da cisão, o capital social da MMX foi reduzido em R$8.293, com a conseqüente extinção de 32.000 (trinta e duas mil) ações ordinárias escriturais de propriedade da acionista Centennial Asset Mining Fund, passando o capital da MMX a ser de R$23.620, dividido em 77.214 (setenta e sete mil e duzentas e quatorze) ações ordinárias escriturais, sem valor nominal. A redução de capital não implicou em diluição patrimonial aos acionistas remanescentes.

Em 28 de abril de 2006, na mesma Assembléia Geral Extraordinária, foi aprovado o desdobramento das ações ordinárias de emissão da Companhia, na proporção de 2.429 (duas mil e quatrocentas e vinte e nove) novas ações ordinárias para cada ação ordinária existente o que resultou em 187.552.806 (cento e oitenta e sete milhões, quinhentos e cinqüenta e dois mil e oitocentos e seis) ações ordinárias.

As ações emitidas em virtude do desdobramento terão os mesmos direitos e vantagens asseguradas às ações já existentes.

Por meio da Assembléia Geral Extraordinária realizada em 6 de julho de 2006 (devidamente registrada e arquivada perante a Junta Comercial do Estado do Rio de Janeiro em 13 de julho de 2006), a Companhia efetuou um grupamento da totalidade de ações de sua emissão na proporção de 77,1504755 (setenta e sete vírgula um cinco zero quatro sete cinco cinco) para cada 1 (uma) ação. Após a conclusão da referida operação de grupamento, o capital social da Companhia passou a ser representado por 2.431.000 (dois milhões e quatrocentas e trinta e uma mil) ações ordinárias escriturais sem valor nominal. O valor (expressão monetária) do capital social da Companhia não sofreu naquela data, todavia, qualquer modificação, permanecendo inalterado. O Acionista controlador da Companhia cedeu gratuitamente aos acionistas que passaram a deter posições fracionárias após a conclusão do grupamento, a quantidade de ações de emissão da Companhia necessária para que completassem suas respectivas posições.

(Em milhares de reais, exceto quando mencionado em contrário)

Em 26 de julho de 2006, o Conselho de Administração homologou o aumento do capital social da Companhia, dentro do limite do capital autorizado, em vista da subscrição integral, no montante de R$1.029.011, mediante a emissão pública de 1.262.590 ações ordinárias, todas nominativas e sem valor nominal, ao preço de R$815,00 (oitocentos e quinze reais) por ação ordinária, conforme aprovado em reuniões deste Conselho realizadas em 20 de julho, 21 de julho e 26 de julho de 2006. Dessa forma, o capital social da Companhia foi aumentado de R$23.620 para R$1.052.630, dividido em 3.693.590 ações ordinárias, todas nominativas, sem valor nominal.

Em 23 de agosto de 2006, o Conselho de Administração homologou o aumento do capital social da Companhia, dentro do limite do capital autorizado, em vista da subscrição integral, no montante de R$89.884, mediante a emissão pública de 110.288 ações ordinárias, todas nominativas e sem valor nominal, ao preço de R$815,00 (oitocentos e quinze reais) por ação ordinária, conforme aprovado em reuniões deste Conselho realizadas em 20 de julho, 21 de julho e 26 de julho de 2006. Dessa forma, o capital social da Companhia foi aumentado de R$1.052.630 para R$1.142.515, dividido em 3.803.878 ações ordinárias, todas nominativas, sem valor nominal.

Em 25 de janeiro de 2007 ocorreu o desdobramento de ações conforme Nota Explicativa nº 26c.

b. Dividendos

As ações da Companhia participam em condição de igualdade na distribuição de dividendos, juros sobre capital próprio e demais benefícios aos acionistas. O estatuto social determina a distribuição de um dividendo mínimo obrigatório de 25% do lucro líquido do exercício, ajustado na forma do artigo 202 da Lei nº 6.404/76.

(Em milhares de reais, exceto quando mencionado em contrário)

22 Plano de opção de compra de ações

De forma a incentivar os principais executivos da Companhia, o acionista controlador, havia outorgado, em 30 de junho de 2006, opções de compra de ações da MMX de sua propriedade em favor de todos os Diretores da Companhia e 18 dos principais gerentes. As opções de compra de ações outorgadas pelo acionista controlador representam um mecanismo de remuneração e de retenção, pelo prazo de 5 anos, dos administradores e executivos da Companhia, sem que isso implique em qualquer custo ou diluição aos acionistas minoritários da Companhia. Em favor dos Diretores, o acionista controlador outorgou opções para que os mesmos adquiram globalmente mais de 5,5% das ações de sua propriedade. As opções outorgadas a esses Diretores podem ser exercidas em 5 anos após a oferta pública inicial da Companhia, sendo que os beneficiários da opção estarão sujeitos às restrições de venda descritas no Prospecto Definitivo da oferta pública primária de ações da Companhia, protocolado na CVM em 21 de julho de 2006, que lhes proíbe vender ações pelo prazo de 3 anos da oferta pública, exceto se contarem com a autorização expressa do acionista controlador da Companhia. Em 30 de junho de 2006, aos 18 principais gerentes da Companhia, o acionista controlador da Companhia havia outorgado opções para que eles adquiram, ao todo, ações de sua propriedade que tenham um valor financeiro, considerando o preço por ação na oferta pública, de R$7.161, as quais poderão ser exercidas na proporção de 20% a cada um dos 5 primeiros aniversários da oferta pública.

Adicionalmente a esse mecanismo de remuneração, a Companhia, em Assembléia Geral Extraordinária realizada em 28 de abril de 2006, aprovou um programa de opção de compra de ações de emissão da Companhia. De acordo com o programa de opção de compra de ações, o Conselho de Administração poderá outorgar opções de compra de ações em favor de administradores, executivos e colaboradores da Companhia que representem não mais do que 1% das ações em circulação. Entretanto, na mesma Assembléia Geral de Acionistas, determinou-se que o Conselho não outorgaria quaisquer opções de compra de ações no exercício social de 2006, tendo sido outorgadas, apenas, opções de compra de ações em favor de alguns dos membros titulares do Conselho de Administração e para um assessor do Conselho de Administração. A Companhia outorgou opções de compra de ações que tenham um valor financeiro, considerando o Preço por Ação, de US$8.000 mil, as quais poderão ser exercidas na proporção de 20% a cada um dos 5 primeiros aniversários da Oferta, a um preço de exercício equivalente a R$77,15 por ação (após o grupamento realizado em 6 de julho de 2006, conforme descrito na Nota Explicativa nº 21a.). O membro do Conselho de Administração Michael Vitton, por sua vez, tem, assim como os Diretores da Companhia, opção de compra de ações de propriedade do acionista controlador, não diluitiva aos acionistas minoritários, equivalentes a até 1% das ações de sua propriedade, não tendo qualquer opção de compra ou subscrição de ações outorgada pela Companhia. A opção outorgada a esse membro do Conselho de Administração poderá ser exercida a partir da data de conclusão da Oferta. O preço de exercício da opção de compra de ações de membro do Conselho será obtido por meio da divisão entre o capital investido pelo acionista controlador na constituição da Companhia e suas controladas, dividido pelo número de ações de sua propriedade.

(Em milhares de reais, exceto quando mencionado em contrário)

23 Compromissos assumidos

a. *Contratações de bens e serviços*

Os principais compromissos junto a fornecedores de bens e serviços acima de R$500 são os que seguem:

	Consolidado		
		Saldo do Contrato	
Objeto do Contrato	**Data da assinatura**	**2006**	**2005**
- Serviços de Sondagem no Estado do Amapá	21/06/2006	690	1.317
- Serviços de elaboração de projeto conceitual e projeto básico para a construção do Porto do Açu	12/09/2005	5.325	1.924
- Engenharia básica, engenharia detalhada, gerenciamento de suprimentos e gerenciamento de implantação de planta de beneficiamento de itabirito no Amapá	1/06/2006	11.741	12.321
- Serviços de levantamento topográfico no Estado do Amapá	2/8/2005	1.003	644
- Elaboração de projetos de engenharia básica do traçado do minerioduto para transporte de concentrado de minério de ferro.	7/11/2005	-	572
- Contratos relacionados à concessão da ferrovia	1/1/2006	9.370	-
- Assessoria técnica em estudo de implantação do minerioduto	29/11/2006	23.752	-
- Serviço de geotécnica em mar e terra na região de implantação do Porto do Açú	15/9/2006	2.647	-
- Gerenciamento da implantação da Usina de Beneficiamento de Itabirito em Pedra Branca do Amapari	30/6/2006	39.525	-
- Consultoria técnica e comercial para a identificação e avaliação de jazidas de minério de ferro	10/4/2006	800	-
- Consultoria e assessoria legal e geológica junto ao DNPM nos projetos de lavra de minério de ferro no estado de Minas Gerais	2/6/2006	3.342	-

(Em milhares de reais, exceto quando mencionado em contrário)

Objeto do Contrato		Data da assinatura	Consolidado Saldo do Contrato 2006	2005
- Contratos relacionados à construção da Unidade de Produção de Gusa com 2 mini altos-fornos em Corumbá, referentes a: Engenharia básica e detalhada, obras civis, coordenação e gerenciamento, fornecimento e montagem de equipamentos e peças		12/4/2005	98.934	-
- Contratos relacionados à construção civil, arquitetura, fabricação mecânica, transporte e montagem da planta de beneficiamento de Itabirito no Amapá.	(a)	9/1/2006	100.807	-
- Serviços relacionados a implantação do Terminal Portuário de Santana, Amapá: elaboração de projeto básico e executivo, medições de correntes de marés.		01/05/2006	1.989	-
- Veículos fora de estrada para o sistema Amapá		31/08/2006	39.372	-
- Máquinas e equipamentos para o Sistema Minas-Rio		12/10/2006	1.204	-
- Contratos relativos a lavra, estocagem, embarque e transporte fluvial de minério de ferro da Mina 63.		08/12/2005	354.421	-
- Outros			5.173	-
Total			700.095	16.778

(a) Em 3 de janeiro de 2007, foi firmado o aditamento deste contrato reduzindo o montante total para R$80.675.

b. Garantias prestadas

Além das garantias dos empréstimos e financiamentos, mencionados na Nota Explicativa nº 17, a Companhia possui bloqueios temporários de suas aplicações financeiras, no montante total de R$145.282, como segue:

- Garantias de empréstimos obtidos junto ao Banco de Investimentos Credit Suisse (Brasil) S/A, no valor de R$106.900.

(Em milhares de reais, exceto quando mencionado em contrário)

- A Companhia é garantidora de instrumento particular de cessão fiduciária de direitos creditórios em garantia de contrato de prestação de fiança, no valor de R$38.382, em favor da controlada MMX Corumbá, para emissão de carta de fiança em garantia a aquisição de direitos minerários para exploração de minério de ferro no Mato Grosso do Sul, mediante a aquisição das quotas da empresa Mineral Service conforme mencionado na Nota Explicativa nº 12a.

24 Instrumentos financeiros

Os valores de realização estimados de ativos e passivos financeiros da Companhia foram determinados por meio de informações disponíveis no mercado e metodologias apropriadas de avaliações. Entretanto, considerável julgamento foi requerido na interpretação dos dados de mercado para produzir a estimativa do valor de realização mais adequada. Como conseqüência, as estimativas a seguir não indicam, necessariamente, os montantes que poderão ser realizados no mercado de troca corrente. O uso de diferentes metodologias de mercado pode ter um efeito material nos valores de realização estimados.

A administração desses instrumentos é efetuada por meio de estratégias operacionais, visando à liquidez, rentabilidade e segurança. A política de controle consiste em acompanhamento permanente das taxas contratadas versus as vigentes no mercado. A Companhia e suas controladas não efetuam aplicações de caráter especulativo, em derivativos ou quaisquer outros ativos de risco.

Em atendimento à Instrução CVM nº 235/95, a descrição dos saldos contábeis e dos valores de mercado dos instrumentos financeiros inclusos no balanço patrimonial em 31 de dezembro de 2006 e 2005 estão identificadas a seguir:

a. *Disponibilidades*

Os saldos em conta corrente mantidos em bancos têm seus valores de mercado idênticos aos saldos contábeis.

Para as aplicações financeiras, o valor de mercado foi apurado com base nas cotações de mercado desses títulos em 31 de dezembro de 2006 e 2005.

(Em milhares de reais, exceto quando mencionado em contrário)

As quotas de fundos de investimentos estão valorizadas pelo valor da quota em 31 de dezembro de 2006.

b. Partes relacionadas

Apresentados ao valor contábil, uma vez que não existem instrumentos similares no mercado e tratam de operações com controladas e coligadas.

c. Investimentos (controladora)

Os valores de mercado para os investimentos são considerados semelhantes aos saldos contábeis, uma vez que não possuem cotação de mercado.

d. Empréstimos e financiamentos

Os valores estimados de mercado dos empréstimos e financiamentos de longo prazo, obtidos através do valor presente às taxas de juros disponíveis em 31 de dezembro de 2006, apresentam-se próximos ao valor contábil.

e. Obrigações com aquisição de investimentos

Os valores estimados de mercado para as principais obrigações com aquisição de investimentos de longo prazo, obtidos através do valor presente às taxas de juros disponíveis em 31 de dezembro de 2006 e 2005, cujo valor de mercado difere do contábil, estão assim representados:

	Consolidado			
	2006		2005	
Obrigação com aquisição de investimentos de curto e longo prazo:	**Valor contábil**	**Valor de mercado**	**Valor contábil**	**Valor de mercado**
MMX Minas-Rio (Conforme Nota Explicativa nº 20b)	29.574	21.021	35.724	32.607
MMX Minas-Rio (Conforme Nota Explicativa nº 20c)	26.113	21.487	129.954	117.301

f. Derivativos

A Companhia tem como política a eliminação dos riscos de mercado, evitando assumir posições expostas a flutuações de valores de mercado e operando apenas instrumentos que permitam controles e riscos. Os contratos de derivativos são operações de termo de moeda, todas registradas na Câmara de Custódia e Liquidação ("CETIP"). A Companhia não espera incorrer em perdas significativas nessas operações além do que já foi registrado nas demonstrações financeiras.

Limitações

Os valores de mercado foram estimados na data do balanço, baseados em "informações relevantes de mercado". As mudanças nas premissas podem afetar significativamente as estimativas apresentadas.

Risco de taxa de câmbio

Os resultados da Companhia e suas controladas estão suscetíveis de sofrer variações significativas, em função dos efeitos da volatilidade da taxa de câmbio sobre suas operações.

Como estratégia para prevenção e redução dos efeitos da flutuação da taxa de câmbio, a Administração adota a política de manter derivativos com a manutenção de ativos vinculados suscetíveis, também, à variação cambial.

A Companhia está exposta a riscos de mercado decorrentes de suas operações. Tais riscos envolvem principalmente risco da taxa de câmbio.

(Em milhares de reais, exceto quando mencionado em contrário)

Para o exercício findo em 31 de dezembro de 2006, a Companhia não renovou sua posição de *swap*, para os empréstimos e financiamentos, dadas às expectativas da Administração de queda ou manutenção na taxa de câmbio. A exposição líquida, pelo valor contábil é demonstrada a seguir:

	Consolidado	
	2006	**2005**
A. Financiamentos/empréstimos e obrigações com aquisições de investimentos em dólares norte-americanos	208.691	34.500
B. Operações financeiras de swap	-	28.500
C. Déficit apurado (A-B)	208.691	6.000

As receitas da Companhia, em sua maior parcela, serão geradas em dólares norte-americanos e a maior parte de suas necessidades de investimento de capital (CAPEX) são em reais. Como estratégia para prevenção e redução dos efeitos da flutuação da taxa de câmbio, a Administração adota a política de manter derivativos, operações de termo de moeda, todas registradas na CETIP, com a manutenção de ativos vinculados suscetíveis, também, à variação cambial.

Na liquidação das operações de termo de moeda, a Companhia obteve em 2006 resultados positivos líquidos de R$26.989, levados ao diferido pelas suas controladas em fase pré-operacional.

Os resultados positivos líquidos não realizados nessas operações, de termo de moeda, no encerramento do exercício totalizavam R$20.273.

Riscos de aplicações financeiras

São mantidas aplicações financeiras, basicamente, em fundos exclusivos administrados por instituições financeiras e lastreados em títulos públicos federais e títulos privados (CDB) de instituições financeiras de primeira linha e títulos privados (CCB e Debêntures) emitidos por empresas e instituições financeiras, vinculados a taxas pré-fixadas e a rentabilidade média equivalente ao DI Cetip (CDI) e estão sujeitos ao risco de crédito das respectivas empresas e instituições financeiras emissoras.

(Em milhares de reais, exceto quando mencionado em contrário)

Riscos de taxa de juros

Os resultados da Companhia e suas controladas estão suscetíveis de sofrer variações significativas decorrentes das operações de empréstimos e financiamentos contratados à taxa de juros flutuantes.

A Companhia e suas controladas utilizam instrumentos financeiros derivativos para proteger ou reduzir a volatilidade nos custos financeiros das operações de financiamentos e investimentos. A contratação de operações de instrumentos financeiros derivativos, tais como *swaps* e termo de moeda como *hedge*, tem por objetivo reduzir os riscos em operações, financiamentos e investimentos.

25 Cobertura de seguros

A Companhia adota a política de contratar cobertura de seguros para os bens sujeitos a riscos por montantes considerados pela Administração como suficientes para cobrir eventuais sinistros, considerando a natureza de sua atividade. As premissas de riscos adotadas, dada a sua natureza, não fazem parte do escopo da auditoria das demonstrações financeiras, conseqüentemente, não foram auditadas pelos nossos auditores independentes. As apólices estão em vigor e os prêmios foram devidamente pagos. Consideramos que a nossa cobertura de seguros é consistente com as outras empresas de dimensão semelhante operando no setor.

As coberturas de seguros eram:

	Consolidado	
	2006	**2005**
Riscos operacionais:		
Danos materiais	236.136	5.000
Responsabilidade civil	138.780	1.000
Responsabilidade civil de administradores	55.000	-
Acidentes pessoais (a)	2.592	-

(a) Em 31 de dezembro de 2006, englobam R$2.160 para mortes acidentais ou invalidez e R$432 para custos médicos e hospitalares.

(Em milhares de reais, exceto quando mencionado em contrário)

Adicionalmente, em 31 de dezembro de 2006 a Companhia possuía seguro de automóveis com cobertura de até 110% da tabela FIPE para valor do casco e R$1.100 para responsabilidade civil.

26 Eventos subseqüentes

a. *Contrato de Venda de Ferro Gusa*

Em 5 de janeiro de 2007, a controlada MMX Metálicos Brasil e a Cargill, Incorporated ("Cargill") assinaram acordo de longo prazo para o fornecimento de produção de ferro-gusa do Sistema MMX Corumbá, com garantia firme de retirada e entrega.

Com o compromisso de comprar o volume acordado a partir de agosto de 2007, a Cargill passará a ter exclusividade, com exceção para a América do Sul, na comercialização da produção de ferro-gusa adquirida da MMX Metálicos proveniente do Sistema MMX Corumbá.

b. *Licenças*

Em 10 de janeiro de 2007, a controlada MMX Amapá, recebeu termo de autorização expedido pelo Diretor-Geral da Agência Nacional de Transportes Aquaviários ("ANTAQ"), o qual autoriza a construção e exploração, por tempo indeterminado, de terminal portuário misto de uso privativo, localizado na área portuária do Município de Santana, Estado do Amapá.

c. *Desdobramento de Ações*

Por meio da Assembléia Geral Extraordinária realizada em 25 de janeiro de 2007, a Companhia efetuou o desdobramento da totalidade de ações de sua emissão na proporção de 2 (duas) novas ações para cada ação existente. Após a conclusão da referida operação de desdobramento, o capital social da Companhia passou a ser representado por 7.607.756 (sete milhões seiscentos e sete mil setecentos e cinqüenta e seis) ações ordinárias, escriturais e sem valor nominal. O valor (expressão monetária) do capital social da Companhia não sofreu qualquer alteração naquela data. Os acionistas da Companhia com base na composição acionária de 26 de janeiro de 2007 tiveram sua ações creditadas em primeiro de fevereiro de 2007.

(Em milhares de reais, exceto quando mencionado em contrário)

d. Programa de "Global Depositary Receipts"

Em 5 de fevereiro de 2007, foi iniciado o programa de "*Global Depositary Receipts - GDR*"- Nível 1 da Companhia, tendo contratado o Banco Itaú S.A. como instituição custodiante e como depositário o Bank of New York, conforme termos já aprovados pela CVM. Cada ação ordinária da Companhia equivale a 20 (vinte) GDR, conforme deliberação da Companhia após o desdobramento aprovado na Assembléia Geral Extraordinária realizada em 25 de janeiro de 2007.

e. Aquisição de terreno

Em 8 de fevereiro de 2007, a companhia através da sua controlada MPC assinou opção de compra de imóvel no litoral do estado de São Paulo, área na qual a Companhia está realizando estudos para empreendimento portuário para servir o escoamento da produção do Sistema Integrado MMX Corumbá pelo montante total de R$16.000 pagando a título de sinal o valor de R$1.500.

f. Empréstimos e financiamentos

Em 22 de fevereiro de 2007, as controladas MMX Amapá e MMX Logística do Amapá assinaram contrato de empréstimo no valor total de US$250.000 mil, sendo US$200.000 mil em linhas do Banco Itaú BBA e US$50.000 mil em linhas do Banco ABC Brasil.

Em 23 de março de 2007, a Companhia através de suas controladas MMX Corumbá e MMX Metálicos, assinou proposta de assessoria financeira com o Banco BNP Paribas para financiamento de, respectivamente, reestruturação de dívida da MMX Corumbá (mina 63) e Financiamento do Projeto de Ferro-Gusa da MMX Metálicos em Corumbá. A proposta financeira prevê operação de pré-pagamento de exportação no montante total de até US$60.000 mil para a MMX Corumbá e repasse BNDES e FCO no montante total de até US$90.000 mil para a MMX Metálicos.

(Em milhares de reais, exceto quando mencionado em contrário)

g. Constituição de controlada

Em assembléia geral de constituição realizada, em 1º de março de 2007, a Companhia e sua controlada indireta MPC constituíram a LLX Logística S.A. ("LLX Logística") que terá como objeto a prestação de serviços de logística integrada de transporte.

h. MMX Amapá

Em 2 de março de 2007, a Centennial Assets Mining Fund LLC por meio de um leilão realizado no pregão da BOVESPA (Bolsa de Valores do Estado de São Paulo) alienou 100% das ações da Centennial Amapá, pelo valor de R$282.891 mil (equivalentes a US$133.000 mil) que foram adquiridas por uma subsidiária integral da Cleveland-Clifs, Inc., maior mineradora de ferro e maior produtor de pelotas dos Estados Unidos da América.

A Centennial Amapá é detentora de 30% das quotas representativas da empresa controlada MMX Amapá.

i. Reorganização Societária

Em 22 de março de 2007, a Companhia em reunião do Conselho de Administração, aprovou a reorganização societária das atividades atualmente desenvolvidas pela controlada MMX Minas-Rio.

A Reorganização contemplará a cisão ou transferências de certos ativos e passivos da controlada MMX Minas-Rio para duas novas sociedades, denominadas LLX Minas-Rio Logística Ltda ("LLX Minas-Rio") e LLX Porto do Açu Ltda ("LLX Açu"). Como resultado da reorganização, a LLX Minas-Rio deterá os ativos correspondentes ao mineroduto do sistema integrado MMX Minas-Rio e aproximadamente 300 hectares do Porto do Açu, reservados para a construção de um terminal portuário de minério de ferro. LLX Açu, por sua vez, será proprietária da proporção remanescente do Porto do Açu, com aproximadamente 5.700 hectares. A MMX Minas-Rio, que terá seu nome alterado para MMX Minas-Rio Mineração Ltda., e suas subsidiarias continuarão proprietárias dos direitos minerários do Sistema Minas-Rio, da planta de beneficiamento de minério de ferro e dos direitos de passagem do mineroduto.

Ao final da reorganização, que não implicará em qualquer diluição às participações societárias da Companhia, esta transferirá suas participações na LLX Minas-Rio e na LLX Açu para a controlada LLX Logística, a qual passará a ser empresa holding das atividades de logística da Companhia.

*j. **Contrato de Fornecimento de minério de ferro com a GIIC***

Em 27 de março de 2007 Companhia informou que a GIIC decidiu aumentar o volume contratado para 13 milhões de toneladas de minério de ferro, ao exercer a opção de adquirir 6,5 milhões de toneladas adicionais.

* * *

Composição do Conselho de Administração

Eike Fuhrken Batista - Presidente

Eliezer Batista da Silva - Presidente Honorário
Gilberto Sayao - Conselheiro
Hans Mende - Conselheiro
José Luiz Alqueres - Conselheiro
Michael Vitton - Conselheiro
Peter Nathanial - Conselheiro
Rafael de Almeida Magalhães - Conselheiro
Samir Zraick - Conselheiro

Composição da Diretoria

Eike Fuhrken Batista - Diretor Presidente
Luis Rodolfo Landim Machado - Diretor Geral e de Relação com os Investidores

Diretores:
Adriano José Negreiros Vaz Netto
Dalton Nosé
Joaquim Martino Ferreira
Paulo Carvalho de Gouvêa
Ricardo Antunes Carneiro Neto
Rudolph Ihns

Antonio Jorge Gonçalves Caldas
Gerência de Controladoria
Contador CRC-RJ-61504/O

END